Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON JUNE 10, 2022

AND

MANAGEMENT INFORMATION CIRCULAR

DATED AS OF MAY 16, 2022

YOUR VOTE IS IMPORTANT

This management information circular contains important information about our 2022 annual general meeting of shareholders. It tells you about the items of business, the voting process, how Sierra Metals Inc. is governed, and executive compensation.

Please read the circular before you decide how to vote your shares.

HOW YOU CAN VOTE

Your vote is important. To ensure that your shares will be represented and voted at the meeting, please submit your vote as soon as possible by one of the following methods:

INTERNET
You will need to have your proxy form or voting instruction form in hand. Go to the web- site listed on the form that you received and follow the instructions on the screen.

TELEPHONE
You will need to have your proxy form or voting instruction form in hand. Dial the phone number listed on the form that you received and follow the voting prompts.

MAIL
Complete your proxy form or voting instruction form and return using the enclosed postage-paid envelope.

VIRTUAL
Attend the meeting virtually via live audio webcast online at:
https://meetnow.global/M7FHZFJ

Where to find it

Particulars of matters to be acted upon	1
Voting Information	11
Executive compensation	15
Statement of corporate governance practices	35
Additional information	44
Schedule A	A-1

If you have any questions or require assistance with voting your shares, please contact:

North American Toll Free Phone: 1-800-530-5189

Local (Collect outside North America): 416-751-2066

Email: info@carsonproxy.com

Notice of 2022 annual general meeting

You are invited to our 2022 annual general meeting:

WHEN

Friday June 10, 2022 at 2:00 p.m Eastern Daylight Time (EDT)

WHERE

Virtual-only meeting via live audio webcast online at:
https://meetnow.global/M7FHZFJ

YOUR VOTE IS IMPORTANT

If you are a shareholder of record of the Corporation on April 21, 2022, you are entitled to receive notice of, attend and vote at this meeting.

Please take some time to read the attached Management information circular. It contains important information about the meeting and explains who can vote and how to vote.

ITEMS OF BUSINESS

(a)           to receive and consider the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2021 and 2020, together with the auditors’ reports thereon;

(b)           to elect the directors of the Corporation for the ensuing year;

(c)           to reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation’s auditors for the ensuing year and to authorize the board of directors of the Corporation to fix the auditors’ remuneration; and

(d)           to transact such other business as may properly be put before the Meeting or any adjournment(s) or postponement(s) thereof.

If you have any questions or require assistance with voting your shares, please contact our proxy solicitation agent, Carson Proxy, at North American toll free phone at 1-800-530-5189, local (collect outside North America): 416-751-2066 or by email at info@carsonproxy.com.

DATED at Toronto, Ontario this 16th day of May 2022.

BY ORDER OF THE BOARD

(signed) Jose Vizquerra
Jose Vizquerra
Chair of the Board

MANAGEMENT INFORMATION CIRCULAR

This this information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Sierra Metals Inc. (the “Corporation”) for use at the annual general meeting of shareholders of the Corporation (the “Meeting”) to be held on June 10, 2022, at the time and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”), or at any adjournment(s) or postponement(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited by telephone or facsimile by employees of the Corporation. The Corporation has retained the services of Carson Proxy Advisors to act as strategic proxy solicitation advisor and to facilitate communication with shareholders. In connection with these services, the Corporation will pay fees of up to $40,000, plus certain out-of-pocket expenses. The cost of solicitation will be borne by the Corporation.

In this Circular, unless otherwise indicated, all dollar amounts “$” are expressed in US dollars. Unless otherwise stated, the information contained in this Circular is as of May 16, 2022.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Financial Statements

The audited financial statements of the Corporation for its fiscal year ended December 31, 2021, together with the report of the auditors thereon, (the “Financial Statements”) will be presented to the shareholders at the Meeting.

2.	Election of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board”) shall consist of a minimum of one and a maximum of 15 directors. Pursuant to By-Law No. 1 of the Corporation, the number of directors, within such limits, shall be determined from time to time by the Board. The number of directors to be elected at the Meeting has been fixed at seven (7), and the shareholders of the Corporation will be called upon to elect seven (7) directors at the Meeting, six (6) of whom currently serve on the Board. Each of Jose Vizquerra, Steven Dean and Dionisio Romero will not be standing for re-election to the Board and Robert Neal has been recommended for election to the Board at the Meeting. Subject to the by-laws of the Corporation, directors who are elected will remain in office until the next annual meeting of shareholders or until a successor has been duly elected or appointed.

On May 4, 2021, the Board adopted a majority voting policy (the “Majority Voting Policy”) stipulating that if the “WITHHOLD” votes in respect of the election of a director nominee at the Meeting or any adjournment(s) or postponement(s) thereof represent more than the “FOR” votes, the nominee will promptly tender his or her resignation to the Chair of the Board after the Meeting, for the consideration by the Corporate Governance and Nomination Committee (the “CGN Committee”).

The CGN Committee will consider such resignation and will make a recommendation to the Board after reviewing the matter as to whether to accept it or not, having regard to, among other things, any stated reasons why shareholders “withheld” from voting for a nominee and the number of “WITHHOLD” votes as compared to the number of “FOR” votes for such nominee. The Board will consider the CGN Committee’s recommendation within 90 days of the Meeting and will accept the director's resignation absent exceptional circumstances, having regard to all matters it deems relevant, and a news release will be provided to the Toronto Stock Exchange (the “TSX”) and promptly issued announcing the Board's determination in respect thereof. If the Board determines not to accept the resignation, the news release will fully state the reasons for that decision.

A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meetings of the Board or the CGN Committee at which such resignation is considered. The Majority Voting Policy does not apply in circumstances involving contested director elections. If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting of the shareholders, fill the vacancy through the appointment of a new director, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies.

A copy of the Majority Voting Policy is available on the Corporation's website at www.sierrametals.com.

The following sets forth certain information pertaining to the persons proposed to be nominated for election as directors and furnished by the individual nominees:

Oscar Cabrera
Independent

Location
Ontario, Canada

Age
59

Director Since
2021

Mr. Cabrera is a senior equity analyst with over 20 years of experience covering the metals and mining industry for global investment banks and Canadian financial institutions, including Goldman Sachs, Merrill Lynch Canada and CIBC World Markets. He obtained recognition for industry thought leadership, fundamental commodity analysis and strong industry relationships, which has led to advisory roles for public mining companies. Mr. Cabrera also participated in the vetting of and advising on primary and secondary offerings in Canada, the U.S. and Europe. He currently serves as a senior advisor on strategy, business development and investor relations to Nexa Resources S.A. Mr. Cabrera holds a MBA from York University, a M Eng. in Structural Engineering from the University of Toronto and a B. Sc in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Cabrera is a Canadian Citizen, originally from Mexico.

Principal Occupation for the Past Five Years:

February 2017 to September 2020: Executive Director, Institutional Investment Research, CIBC World

May 2021 to present: Advisor to Nexa Resources S.A

Skills and Experience

Executive leadership ● Mining ● Mine operations ● Project development ● Corporate finance ● Accounting and audit

Board and committee membership	Attendance Since January 1, 2021*
Board	6 of 6
Audit Committee	2 of 2

Public board membership	Board committee membership
NIL

Securities held
As of May 16, 2022
Common Shares	Nil*

* Mr. Cabrera joined the Board on October 7, 2021

Douglas Cater
Independent

Location
Ontario, Canada

Age
64

Director Since
2009

Mr. Cater, P. Geo, FGC, is a professional geologist with more than 35 years of experience in the gold mining and exploration business gained while working with senior-tier Canadian-based mining and exploration companies. From January 2016 to January 2019, Mr. Cater served as Vice President Exploration (Canada) for Kirkland Lake Gold Ltd., a Toronto based company with operating mines and exploration projects located in northeastern Ontario and Australia. In early 2019, D. F. Cater Consulting Geologist Ltd. was incorporated as a consulting company that conducts property evaluations, technical reports and project management. Mr. Cater is a Director of Mayfair Gold Corp and serves as the Chair of the Compensation committee and is also a Technical Advisor to Prosper Gold Corp and Gold Line Resources. Mr. Cater is a graduate of the Director Education Program of ICD

Principal Occupation for the Past Five Years:

Independent Consultant

Skills and Experience

Mining ● Mine operations ● Project development ● Corporate governance ● Risk oversight

Board and committee membership	Attendance Since January 1, 2021
Board	16 of 17
HSE&S Committee (Chair)	6 of 6
Audit Committee	6 of 6
CGN Committee	4 of 4

Public board membership	Board committee membership
Mayfair Gold Corp	• Compensation Committee

Securities held
As of May 16, 2022
Common Shares	473,452
RSUs	44,934

Luis Marchese- Chief Executive Officer
Non-independent

Location
Lima, Peru

Age
55

Director Since
2020

Mr. Marchese has over 25 years’ experience in the mining sector. Having spent the majority of his career with Anglo American, he held progressive positions including that of Country Manager, Senior Advisor to the CEO and General Manager of the Quellaveco and Michiquillay Projects in Peru. Mr. Marchese’s earlier operating experience includes service with Anglo American’s Mantoverde and Mantos Blancos copper mines in Chile as well as Hudbay Mining & Smelting in Canada. Recently, he was a director to Compañía Minera San Ignacio de Morococha S.A. and an alternate director to Compañía Minera Poderosa S.A. He has served as president of Peru’s Society of Mining, Oil and Energy (SNMPE) from 2017 to 2019.

Mr. Marchese holds a Master of Science degree in Mineral Economics from Pennsylvania State University, and a Bachelor of Science degree in Mining Engineering from Pontificia Universidad Catolica in Peru. He has completed an AMP from GIBS – University of Pretoria, and an ASMP delivered jointly by the University of Cambridge and the University of Queensland.

Principal Occupation for the Past Five Years:

June 2020 to Present: Chief Executive Officer of the Corporation.

August 2019 to May 2020: Director, SIMSA (Cia. Minera San Ignacio de Morococha S.A.A.) (Mining Company).

July 2019 to May 2020: Alternate director, Compañía Minera Poderosa (Mining Company).

October 2018 to June 2019: Senior Advisor to CEO, AngloAmerican plc (Mining Company).

June 2009 to September 2018: Country Manager Perú, AngloAmerican plc (Mining Company).

Skills and Experience

Executive leadership ● Mining and mine operations ● Project development ● Mergers and acquisitions ● Corporate governance ● HR management and compensation ● Risk oversight ● Environment/ health/ safety, corporate social responsibility

Board and committee membership	Attendance Since January 1, 2021
Board	17 of 17
HSE&S Committee	6 of 6

Public board membership	Board committee membership
NIL

Securities held
As of May 16, 2022
Common Shares	149,398
RSUs	58,795

Robert Neal
Independent

Location

Rhode Island, USA

Age

54

Director Since

N/A

Mr. Neal has 33 years experience in senior roles with hedge funds and leading global corporate finance firms. He has extensive experience as both a principal investor and advisor in leveraged finance, high yield, private and public equity. He has long-standing relationships and expertise in the energy, industrial and materials sectors.

Mr. Neal founded Skellig Capital LLC in February 2007. Skellig Capital is a global long/short equity hedge fund based in New York. Primary industry concentrations include industrials, energy, mining, metals and logistics.

Prior to founding Skellig Capital, Mr. Neal was responsible for industrial sector research with a concentration on ferrous and industrial metals at Passport Capital, LLC.

Prior to joining Passport Capital, Mr. Neal had a 14 year corporate finance career with firms including Merrill Lynch, Barclays de Zoete Wedd and Dresdner Kleinwort Wasserstein, where Mr. Neal was the global head of private equity coverage. Mr. Neal’s corporate finance expertise concentrated on leveraged finance, high yield, restructuring and mergers & acquisitions. In his corporate finance work Mr. Neal focused for many years on the private equity community in the United States and Western Europe, providing acquisition and financial structuring advice for numerous transactions, principally in the industrial sector.

Mr. Neal received a BA from Duke University in 1988.

Principal Occupation for the Past Five Years:

2007 to present: Founder and portfolio manager at Skellig Capital LLC

Skills and Experience

Executive leadership ● Corporate finance ● Mergers and acquisitions ●Legal, compliance and regulatory ● Corporate governance ● Risk oversight ● Environment/ health/ safety, corporate social responsibility

Board and committee membership	Attendance Since January 1, 2021
Board	N/A

Public board membership	Board committee membership
NIL

Securities held
As of May 16, 2022
Common Shares	64,038

Carlos E. Santa Cruz Independent

Location

Lima, Peru

Age
 67

Director Since
 2021

Mr. Santa Cruz graduated from the Pontificia Universidad Católica del Perú (PUCP) in Mining Engineering in 1979. He completed his postgraduate studies at Michigan Technological University (MS), The Pennsylvania State University (PhD) and Harvard Business School (AMP). He began his career in 1980 at Compañía de Minas Buenaventura (Julcani Mine) and Buenaventura Ingenieros S.A. He worked at Newmont Mining Corporation for 22 years, holding important positions such as General Manager for Peru, Vice President for South America and, later, Vice President for Australia and New Zealand.

Mr. Santa Cruz was President of the Mining Committee and Vice President of the National Society of Mining, Oil and Energy, member of the Board of Directors of the Australian Mining Society and President of the foundation “Asociación los Andes de Cajamarca” (ALAC). He currently serves as the board member of BISA Ingeniería de Proyectos S.A., and JRC Ingeniería y Construcción, Professor at the PUCP, President of the Center for Research on Mining, Environment and Development (CIMADE) and Member of the Industrial and Professional Advisory Committee (IPAC) of the Mining Engineering Program at Penn State.

Principal Occupation for the Past Five Years:

August 2015 to present: Chairman of the Board and owner of Buenaventura Ingeniería de Proyectos S.A. (company that provides consulting services in engineering)

January 2020 to present: Board member and Chairman of Mining Committee of JRC Ingeniería y Construcción SAC (company dedicated to the integral development of mines)

Skills and Experience

Executive leadership ● Mining and mine operations ● Project development ● Risk oversight ● Communications and investor relations ● Environment/ health/ safety, corporate social responsibility

Board and committee membership	Attendance Since January 1, 2021*
Board	6 of 6
HSE&S Committee	2 of 2

Public board membership	Board committee membership
NIL

Securities held
As of May 16, 2022
Common Shares	Nil*
* Mr. Santa Cruz joined the Board on October 7, 2021

Dawn Whittaker Independent

Location Ontario, Canada Age 61 Director Since 2022

Ms. Whittaker is a capital markets lawyer with more than 30 years of experience in M&A, corporate finance and corporate governance. Prior to her retirement in 2018, she was a senior partner at Norton Rose Fulbright, a global law firm, where she was the national leader of the firm’s Mining and Commodities Team in Canada from 2012 to 2015 and a member of the firm’s Canadian Partnership Committee (board) from 2014 to 2017. Ms. Whittaker is currently the Chair of the Board of Triple Flag Precious Metals Corp. and a member of that company’s Audit Committee. She is a former member of the Board of Directors at Detour Gold Corporation, where she served as Chair of the Corporate Governance and Nominating Committee, as an interim Chair of the Board, and as a member of the Human Resources and Compensation Committee and the Audit Committee. She is also a former director of Kirkland Lake Gold where she was the Chair of the Corporate Governance Committee, and a member of the Audit Committee and the Compensation Committee. Ms. Whittaker was the Chair of Kirkland Lake Gold’s Special Committee in connection with the company’s merger with Newmarket Gold. Ms. Whittaker is the Vice President of the Board of Directors of The Badminton and Racquet Club of Toronto and a former member of the Board of Directors of the Canadian Mental Health Association, Ontario Division. Ms. Whittaker is a National Association of Corporate Directors (NACD) Certified Director and holds a Bachelor of Arts (Honours) and an LL.B. from Queen’s University.

Principal Occupation for the Past Five Years:

Prior to June 30, 2018: Senior Partner, Norton Rose Fulbright Canada LLP (retired on June 30, 2018)

December 13, 2018 to January 31, 2020: Director of Detour Gold Corporation

May 7, 2021 to present: Chair of the Board of Directors of Triple Flag Precious Metals Corp.

Skills and Experience

Corporate finance ● Mergers and acquisitions ● Legal, compliance and regulatory ● Corporate governance ● HR management and compensation ● Risk oversight ● Communications and investor relations

Board and committee membership	Attendance Since January 1, 2021*
Board	3 of 3
CGN Committee	1 of 1
HSE&S Committee	1 of 1

Public board membership	Board committee membership
Triple Flag Precious Metals Corp. (Chair)	• Audit Committee

Securities held
As of May 16, 2022
Common Shares	Nil*

* Ms. Whittaker joined the Board on February 24, 2022

Koko Yamamoto Independent

Location Ontario, Canada Age 50 Director Since 2019

Ms. Yamamoto is a chartered professional accountant with over 20 years’ experience. She has been a partner at McGovern, Hurley LLP, a CPAB registered firm, since 2003, and her practice includes a focus on assurance engagements for reporting issuers in the resource sector. Ms. Yamamoto is involved in initial public offerings and private placements, mergers and acquisitions. She is currently a director for Largo Inc. as well as Chair of the Largo Audit Committee.

Ms. Yamamoto is registered as a panel auditor with the Investment Industry Regulatory Organization of Canada (IIROC), which enables her to conduct audits of investment dealers. Ms. Yamamoto obtained her CPA CA designation in 2001 and holds a Bachelor of Commerce from the University of British Columbia.

Principal Occupation for the Past Five Years:

January 2003 to Present: Partner and Accountant at McGovern, Hurley LLP (public accounting firm)

Skills and Experience

Corporate finance ● Corporate governance ● HR management and consulting ● Accounting and audit ●Risk oversight

Board and committee membership	Attendance Since January 1, 2021
Board	17 of 17
Audit Committee (Chair)	6 of 6
Compensation Committee	2 of 2
CGN Committee	4 of 4

Public board membership	Board committee membership
Largo Inc	• CGN Committee • Audit Committee • Compensation Committee

Securities held
As of May 16, 2022
Common Shares	45,711
RSUs	44,933

The Board is comprised of talented and dedicated directors with a diverse mix of expertise, experience, skills and backgrounds.	Executive Leadership	Mining and Mine Operations	Project Development	Corporate Finance	Mergers and Acquisitions	Legal, Compliance and Regulatory	Corporate Governance	HR Management and Compensation	Accounting and Audit	Risk Oversight	Communications and Investor Relations	Environment/ Health/ Safety, Corporate Social Responsibility
Oscar Cabrera	x	x	x	x					x
Douglas Cater		x	x				x			x
Luis Marchese	x	x	x		x		x	x		x		x
Robert M. Neal	x			x	x	x	x	x		x	x
Carlos Santa Cruz	x	x	x							x		x
Dawn Whittaker				x	x	x	x	x		x	x
Koko Yamamoto				x			x	x	x	x

Except where authority to vote on the election of directors is to the contrary, the persons named in the Form of Proxy accompanying this Circular intend to vote for the election of the nominees whose names are set forth above.

Management is not presently aware, and has no reason to believe, that any of the nominees will be unwilling to serve as a director if elected, but in the event that, prior to the Meeting, any vacancies occur with respect to the nominees submitted herewith, the enclosed Form of Proxy confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board, unless instructions have been given to refrain from voting with respect to the election of directors.

Orders, Penalties and Bankruptcies

Except as disclosed hereunder, to the knowledge of the Corporation, none of the foregoing nominees for election as a director:

(a)	is, or within the last ten years has been, a director, CEO or chief financial officer (“CFO”) of any corporation that:

(i)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied such corporation access to any exemption under applicable securities legislation, for a period of more than 30 consecutive days (an “Order”), while that person was acting in that capacity;

(ii)	was subject to an Order that was issued after the nominee ceased to be a director, CEO or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, CEO or chief financial officer; or

(b)	is, or within the last ten years has been, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold such nominee’s assets.

Mr. Cater was a director of Harte Gold Corp. (“Harte Gold”) when it commenced proceedings for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). On February 18, 2022, Harte Gold announced that, in connection with its creditor protection proceedings under the CCAA, and its previously announced sale and investment solicitation process, it completed the transactions (collectively, the “Transaction”) contemplated by a certain subscription agreement (as amended from time to time, the “Subscription Agreement”) with 1000025833 Ontario Inc. (the “Investor”), a subsidiary of Silver Lake Resources Limited. The Subscription Agreement had been approved by the Ontario Superior Court of Justice (Commercial List) (the “Court”) on January 28, 2022. Following completion of the Transaction, in accordance with the Subscription Agreement and the Court order, all of the previously issued and outstanding common shares of Harte Gold were cancelled without consideration, and Harte Gold became a wholly-owned subsidiary of the Investor and emerged from the CCAA proceedings. Furthermore, all of the directors and executive officers of Harte Gold, including Mr. Cater, resigned effective upon closing of the Transaction.

To the knowledge of the Corporation, none of the foregoing nominees for election as director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

3.	Appointment of Auditors

Management proposes the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation. Their mandate will continue until the close of the next annual meeting or until their successors are appointed. The directors will be authorized to fix the remuneration of the auditors.

Unless instructions are given to the contrary, the persons named in the Form of Proxy accompanying this Circular intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the Board to fix their remuneration. Approval of the foregoing resolution will require the affirmative vote of a majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting.

voting information

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy (the “Form of Proxy”) are directors and/or officers of the Corporation. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE PERSON(S) DESIGNATED IN THE FORM OF PROXY either by striking out the names of the persons designated in the Form of Proxy and by inserting the name of the person or company to be appointed in the space provided in the Form of Proxy or by completing another proper form of proxy.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their Form of Proxy or voting instruction form (as defined herein) (if applicable) prior to registering their proxyholder. Registering a proxyholder is an additional step once the Form of Proxy or voting instruction form have been submitted. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/SierraMetals no later than 2:00 p.m. (Eastern Time) on June 8, 2022, or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the beginning of the Meeting, and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

A Form of Proxy can be submitted to Computershare either in person, or by mail or courier, to 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or via the internet at www.investorvote.com. The Form of Proxy must be deposited with Computershare by no later than 2:00 p.m. (Eastern Time) on June 8, 2022 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the beginning of the Meeting. If a shareholder who has submitted a Form of Proxy attends the Meeting and has accepted the terms and conditions when entering the Meeting, any votes cast by such shareholder on a ballot will be counted and the submitted Form of Proxy will be disregarded.

Without a username, proxyholders will not be able to vote at the Meeting.

Any proxy given may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his, her or its attorney authorized in writing, and deposited at the registered office of the Corporation’s registrar and transfer agent at any time prior to 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting or any adjournment(s) or postponement(s) thereof or in any other manner permitted by law. The shareholder may choose to attend the Meeting or any adjournment(s) or postponement(s) thereof in person and exercise his or her voting rights.

NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares of the Corporation (the “Common Shares”) in their own name. Only Registered Shareholders (as defined herein) or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as securities dealers or brokers, banks, trust companies, and trusts or other financial institutions; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer” (“NI 54-101”), the Corporation has distributed copies of the Notice of Meeting, Form of Proxy and Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them, and often use a service corporation for this purpose. Non-Registered Holders will either:

(a)	be provided with a computerized form (often called a “voting instruction form” or “VIF”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service corporation, will constitute voting instructions which the Intermediary must follow. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must properly complete and sign the form and submit it to the Intermediary or its service corporation in accordance with the instructions of the Intermediary or service corporation. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service corporation through the Internet or through a toll-free telephone number; or

(b)	be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives a voting instruction form wish to vote at and attend the Meeting (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service corporation. Should a Non-Registered Holder who receives a proxy form wish to vote at and attend the Meeting (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. (“Computershare” or “Computershare Investor Services Inc.”) at the address set out above. In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered. Registering a proxyholder is an additional step once the Form of Proxy or voting instruction form have been submitted. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Registered Shareholders MUST visit https://www.computershare.com/SierraMetals no later than 2:00 p.m. (Eastern Time) on June 8, 2022, or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the beginning of the Meeting, and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

The Corporation will pay for an intermediary to deliver Meeting Materials and voting instruction forms to objecting beneficial owners. The Corporation is not relying on the “notice-and-access” delivery procedures outlined in NI 54-101 to distribute copies of the Meeting Materials.

PARTICIPATING IN THE MEETING

The Meeting will be hosted online by way of a live audiocast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the Meeting is provided below. The Meeting will begin at 2:00 p.m. (Eastern Time) on Friday, June 10, 2022.

●	Shareholders of record (“Registered Shareholders”) that have a 15-digit control number, along with duly appointed proxyholders who were assigned a username by Computershare (see details under the section entitled “Appointment and Revocation of Proxies”), will be able to vote and submit questions during the Meeting. To do so, please go to https://meetnow.global/M7FHZFJ prior to the start of the Meeting to login. Non-Registered Holders who have not appointed themselves to vote at the Meeting may login as a guest by clicking on “I am a guest” and completing the online form.

●	United States Non-Registered Holders: To attend and vote at the Meeting, you must first obtain a valid legal proxy from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these Meeting materials or contact your Intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your Intermediary, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or via email at uslegalproxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than 2:00 p.m. (Eastern Time) on June 8, 2022 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the beginning of the Meeting. You will receive a confirmation of your registration by email after your registration materials have been received. You may attend the Meeting and vote your Common Shares at https://meetnow.global/M7FHZFJ during the Meeting. Please note that you are requested to register your appointment at https://www.computershare.com/SierraMetals.

●	Non-Registered Holders who do not have a 15-digit control number or username will only be able to attend as a guest which allows such persons to listen to the Meeting, however, Non-Registered Holders will not be able to vote or submit questions.

●	If you are using a 15-digit control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

●	If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

VOTING AT THE MEETING

A Registered Shareholder, or a Non-Registered Holder who has appointed themselves or a third-party proxyholder to represent him, her or it at the Meeting, will appear on a list of Shareholders prepared by Computershare. Each Registered Shareholder or proxyholder will be required to enter the control number or username provided by Computershare at https://meetnow.global/M7FHZFJ prior to the start of the Meeting to have his, her or its Common Shares voted at the Meeting. In order to vote, Non-Registered Holders who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/SierraMetals after submitting their voting instruction form in order to receive a username (please see the information under “Appointment and Revocation of Proxies” above for details).

Registered Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://meetnow.global/M7FHZFJ .

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting.

●	Registered Shareholders – The 15-digit control number located on the Form of Proxy or in the email notification received by such Shareholder is the username.

●	Duly appointed proxyholders – Computershare will provide the proxyholder with a username after the voting deadline has passed.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Holders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their Form of Proxy or VIF (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted his, her or its Form of Proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, a shareholder MUST visit https://www.computershare.com/SierraMetals by no later than 2:00 p.m. (Eastern Time) on June 8, 2022 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the Meeting and provide Computershare with the contact information of his, her or its proxyholder, so that Computershare may provide the proxyholder with a username via email.

It is important to be connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a username.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any of the directors or executive officers of the Corporation at any time since January 1, 2021, each proposed nominee for election as a director of the Corporation, or any associate or affiliate of any of these persons having any material interest, direct or indirect, in the matters to be acted upon at the Meeting, by way of beneficial ownership of securities or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of the Corporation’s knowledge, since the commencement of the Corporation’s most recently completed financial year, no informed person of the Corporation, proposed nominee for director or any associate or affiliate of an informed person or proposed nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. For the purposes of this Circular, an “informed person” of the Corporation means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has holds any of its own securities.

APPROVAL OF MATTERS

The Form of Proxy forwarded to each holder of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be: (i) voted for or withheld from voting for the directors named in this Circular; and (ii) voted for or withheld from voting for the appointment of auditors and authorizing the Board to fix their remuneration.

The management representatives named in the enclosed Form of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the Form of Proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such directions, such Common Shares will be voted by the management representatives in favour of the passing of the matters set out under the heading “Particulars of Matters to be Acted Upon” in this Circular.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendment or variation to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting. Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to matters identified in the Notice of Meeting or if any other matters should properly come before the Meeting, it is the intention of the persons named in the Form of Proxy to vote according to their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The directors of the Corporation have fixed April 21, 2022, at the close of business, as the record date for the determination of the shareholders entitled to receive notice of the Meeting and to vote thereat. All holders of at least one Common Share of the Corporation as of that date will have the right to vote at the Meeting.

As of April 21, 2022, 163,934,745 Common Shares were issued and outstanding, each giving the right to one vote on all matters to be acted upon at the Meeting. All such holders of record of Common Shares on the record date are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., within the time specified in the attached Notice of Meeting, to attend and to vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Corporation, the only persons or companies who beneficially own, or control or direct, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, are as follows:

Shareholder Name	Number of Common Shares Beneficially Owned or Controlled or Directed	Percentage of Issued and Outstanding Shares
Arias Resource Capital Fund II L.P. (“ARC II”) (1)	30,064,883	18.3%
J. Alberto Arias (2)	43,742,624	26.7%

Notes:

(1)	These Common Shares held by ARC II are also considered in Note (2) immediately below as Common Shares owned, directed or controlled by Mr. J. Alberto Arias and not in addition thereto.
(2)	Mr. J. Alberto Arias beneficially owns, or has direction and/or control over, in the aggregate, 43,742,624 Common Shares as follows: (a) 717,110 Common Shares held directly; (b) 30,064,883 Common Shares held by ARC II (as set out in Note (1) immediately above); (c) 1,706,040 Common Shares held by Arias Resource Capital Fund II (Mexico) L.P.; (d) 696,437 Common Shares held by Arias Resource Capital Management LP (“ARCM”) over which Mr. Arias has direction and control; and (e) 10,558,154 Common Shares held by Arias Resource Capital GP Ltd.

EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Circular, “Named Executive Officers” or “NEOs” means:

(a)	an individual who acted as CEO of the Corporation for any part of the most recently completed fiscal year;

(b)	an individual who acted as CFO of the Corporation for any part of the most recently completed fiscal year;

(c)	each of the Corporation’s (including any of its subsidiaries) three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed fiscal year whose total compensation was, individually, more than C$150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, (“Form 51-102F6”) for that fiscal year; and

(d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that fiscal year.

During the fiscal year ended December 31, 2021, the Corporation had five (5) Named Executive Officers, as follows:

1.	Luis Marchese, CEO of the Corporation;

2.	Ed Guimaraes, CFO of the Corporation;

3.	Alonso Lujan, Vice President Exploration of the Corporation and General Manager of Dia Bras Mexicana S.A. de C.V. (“Dia Bras Mexicana”), one of the Corporation’s wholly-owned Mexican subsidiaries. Following the fiscal year ended December 31, 2021, Mr. Lujan was promoted to Vice President, Exploration;

4.	James Leon, Country Manager, Peru. Following the fiscal year ended December 31, 2021, Mr. Leon was promoted to Vice President, Operations; and

5.	Americo Zuzunaga, Vice President Technical. Prior to Mr. Zuzunaga’s promotion to his current position in 2021, he was Vice President Corporate Planning.

As required by Form 51-102F6, the following includes disclosure regarding the compensation paid or payable by the Corporation to the NEOs for the fiscal year ended December 31, 2021.

Executive Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The fundamental goal of the Corporation is to create value for its shareholders and foster well-managed growth of the Corporation. Compensation plays an important role in achieving short and long-term business objectives and in serving this goal. The Corporation’s compensation program is designed to:

(a)	align the interests of executive officers with those of the shareholders in order to maximize long-term shareholder value;

(b)	link executive compensation to the performance of the Corporation and its strategic plan;

(c)	compensate executive officers at a level that ensures the Corporation is able to attract, motivate and retain highly qualified individuals with exceptional skills; and

(d)	evaluate executive performance on the basis of the Corporation’s overall performance, achievements and success in building long-term shareholder value.

To attain these goals, the Board has established the Compensation Committee, which is responsible for ensuring that the Corporation has an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. More specifically, the responsibilities of the Compensation Committee, as set out in its mandate, include:

(a)	review and approve compensation packages, including goals and objectives against which bonuses are assessed, of the Corporation’s CEO and his direct reports;

(b)	review and recommend to the Board for approval all annual cash bonuses and restricted share units (“RSUs”) allocations under the Corporation’s amended and restated restricted share unit plan (the “RSU Plan”);

(c)	review the compensation practices and policies of the Corporation to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value and make recommendations to the Board regarding same;

(d)	periodically survey the executive compensation practices of other comparable companies and report back to the Board;

(e)	annually review and evaluate the implications of the risks associated with the Corporation’s compensation policies and practices and, if necessary, identify practices that can be used to identify and mitigate such policies and practices that could encourage inappropriate or excessive risk taking;

(f)	oversee the administration of the Corporation’s compensation programs, including any incentive compensation plans and equity-based plans, and the nature of the compensation provided under such programs to ensure that all management compensation programs are linked to meaningful and measurable performance targets;

(g)	make recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the formal approval of the adoption, amendment and termination of compensation programs of the Corporation, including for certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, that such approval is sought;

(h)	establish, if deemed necessary by the Compensation Committee, and recommend to the Board share ownership guidelines for senior executives of the Corporation and policies (including pre-approval requirements) for the number and type of boards of directors that senior executives may join (except for boards of directors that senior executives are asked by the Corporation to join in connection with their employment);

(i)	at least annually, review and make recommendations to the Board with respect to compensation of directors, the Chair of the Board and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming;

(j)	annually review and make recommendations to the Board regarding the Corporation’s director’s and officer’s liability insurance policies;

(k)	review and recommend to the Board for approval the annual report on executive compensation required to be prepared under applicable corporate and securities legislation, regulation and rules including the disclosure concerning members of the Compensation Committee and settle the reports required to be made by the Compensation Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders; and

(l)	at the request of the Board, investigate and report on such other matters as it considers necessary or appropriate in the circumstances.

Composition of the Compensation Committee

The Compensation Committee is currently composed of the following members of the Board: Steven Dean (Chair), Koko Yamamoto and Jose Vizquerra, a majority of whom are independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). As a consequence of certain consulting fees having been paid by the Corporation to a company controlled by Steven Dean, Mr. Dean may be considered to be non-independent. Notwithstanding this, the Board does not consider Mr. Dean’s ability to perform his duties as a member of the Compensation Committee to be impaired and in any event Mr. Dean abstained from making any recommendation with respect to the compensation to be received by Mr. Dean’s consulting company.

All of the current members of the Compensation Committee have significant experience with public companies and ongoing resource sector involvement. Each member of the Compensation Committee has extensive experience and managerial skills that enable them to make decisions on the suitability of the Corporation’s compensation philosophy and practices. Please see “Particulars of Matters to be Acted Upon – Election of Directors”. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

When the Compensation Committee considers it necessary or advisable, it may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Compensation Committee on any matter within its mandate. The Compensation Committee has the sole authority to retain and to terminate such consultants or advisors.

Executive Compensation Related Fees

Other than as set out herein, during the financial years ended December 31, 2021 and 2020, no compensation consultants or advisors were retained by the Board or the Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers. In January 2021, Bedford Consulting Group (“Bedford”) was retained to provide consulting services relating to compensation to be received by certain directors of the Corporation in connection with the Corporation’s process to explore and evaluate potential strategic alternatives as announced on January 8, 2021 (the “Strategic Process”). Bedford was paid $4,000 for its services.

How We Make Compensation Decisions

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation. The Compensation Committee assesses individual performance of the Corporation’s executive officers and makes recommendations regarding their compensation to the Board. Based on these recommendations, the Board makes decisions concerning the nature and scope of the compensation to be paid to the Corporation’s executive officers. The Compensation Committee bases its recommendations to the Board on its compensation philosophy, market analysis of compensation paid for similar positions by similar companies, and the Committee’s assessment of individual performance based on key performance indicators (“KPIs”), used to measure annual and long-term incentive pay for executive officers. Some examples of KPIs used by the Corporation are: health, safety and environment; development/exploration growth; budget cost controls; management effectiveness; financial management; share price performance; and return on capital employed. The KPIs are reviewed by the Compensation Committee on an annual basis and revised as needed. For compensation for the year ended December 31, 2021, the Compensation Committee also considered certain activities of management not reflected by the KPIs, including time and efforts related to the Strategic Process and overcoming unexpected operational challenges.

The Corporation’s total compensation package is made up of three main elements: (1) base salary or consulting fees, (2) cash bonuses and (3) equity incentives, thereby balancing short term incentives, such as cash bonuses, with long-term incentives, such as RSU grants with staggered vesting periods. The base salary or consulting fees are competitive and not subject to performance risk. It is intended that moving forward the Corporation will establish a DSU Plan (as defined herein) (see “Elements of Total Compensation – Equity Incentives – DSU Plan”).

The Compensation Committee generally meets annually to deal with compensation issues, or more frequently as needed to address specific issues in respect of executive compensation. The Compensation Committee works with the CEO to evaluate the performance and set the compensation for the other NEOs, including proposed salary adjustments, cash bonuses and equity incentive awards.

Although the Board has delegated certain oversight responsibilities to the Compensation Committee, it retains final authority over the compensation program and process including approval of material amendments to, or adoption of, new equity-based compensation plans and the review and approval of the Compensation Committee’s recommendations regarding executive compensation. Annual compensation includes share-based awards, which are principally linked to corporate performance assigning appropriate weightage to the following areas:

•	development and exploration growth (increase in reserves and resources);

•	financial management (EBITDA and free cash flow);

•	share price performance (versus peers); and

•	organic growth delivery.

Pursuant to the Corporation’s insider trading policy, the Corporation’s directors and NEOs (and certain other insiders of the Corporation) are prohibited from engaging in the short selling of, or trading in puts, calls or options in respect of the securities of the Corporation; and in the purchase of financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities as compensation or held, directly or indirectly by them.

Risk Associated with the Corporation’s Policies and Practices

As part of its oversight of the executive compensation program, the Compensation Committee considers the implications of any risks associated with such program. Executives are discouraged from taking unnecessary or excessive risks by virtue of the fact that base salaries and personal benefits are sufficiently competitive and not subject to performance risk.

The Compensation Committee believes that executive compensation risk management begins with ongoing Board oversight of:

•	the Corporation’s strategic objectives, results, regulatory reports and financial plans;

•	fraud and error reporting;

•	the Audit Committee’s quarterly meetings with the external auditors, including discussions with the external auditors that exclude management;

•	the Code of Business Conduct and Ethics for all employees, officers, directors, agents, representative and contractors of the Corporation; and

•	the Corporation’s internal control, management information system, financial reporting and financial control systems.

Based on this review, the Corporation has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Corporation or any of its subsidiaries.

Hedging

The Corporation’s insider trading policy prohibits the purchase by directors or NEOs of financial instruments, including, for certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, director or indirectly, by any director or NEO.

Elements of Total Compensation

Base Salary or Consulting Fees

Base salaries or consulting fees are paid in cash as a fixed amount of compensation for performing day-to-day responsibilities. The base salaries or consulting fees of the Corporation’s executive officers are determined through negotiation of each executive officer’s employment/consulting agreement, with future increases set after considering the target median of the market, prevailing industry demand and performance factors.

For more information on NEOs base salaries or consulting fees, please see the section in this Circular entitled “Executive Compensation – Termination and Change of Control Benefits of NEOs”.

Cash Bonuses

Cash bonus awards are earned for achieving short-term goals and other strategic objectives based on a variety of factors, including the individual’s performance and contributions, improvements in job proficiency, retention risks and concerns, succession requirements and compensation changes in the market.

For more information regarding cash bonus awards issued to NEOs during the fiscal year ended December 31, 2021, please see “Summary Compensation Table”, below.

Equity Incentives

RSU Plan

The RSU Plan is designed to enhance the ability of the Corporation (and its subsidiaries) to attract and retain qualified individuals to serve as executives, key employees, consultants and directors (collectively, the “Eligible Participants”) and to promote the alignment of interests between such Eligible Participants on the one hand, and the shareholders of the Corporation on the other hand.

As at December 31, 2021, the Corporation had 1,045,831 outstanding RSUs under the RSU Plan, which, upon vesting and satisfaction of all conditions of each such grant, represent approximately 0.64% of the then issued and outstanding Common Shares.

The Corporation’s annual “burn rate” for RSUs granted under the RSU Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding Common Shares (total number of RSUs issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 0.8% in fiscal 2019, 0.6% in fiscal 2020 and 0.4% in fiscal 2021.

Long-term incentives in the form of RSUs are intended to align the interests of Eligible Participants with those of the Corporation’s shareholders, to provide a long-term incentive that rewards these parties for their contribution to the creation of shareholder value, and to reduce the cash compensation the Corporation would otherwise have to pay. Generally, grants of RSUs are made on an annual basis. In granting RSUs, the Compensation Committee considers a number of factors, including the dilutive effect of RSUs on existing shareholders, individual and corporate performance factors, the Compensation Committee’s evaluation of each officer’s ability to influence the long-term success of the Corporation, retention considerations and performance motivation. The Compensation Committee also considers each executive’s existing Option / RSU position when granting additional RSUs.

Set out below is a summary of the principal terms and conditions of the RSU Plan.

1.	The RSU Plan is administered by the Compensation Committee. Subject to the terms of the RSU Plan, the Compensation Committee may recommend Eligible Participants to receive awards, the types of awards, the terms and conditions of awards and may interpret the provisions of the RSU Plan.

2.	The RSUs are non-transferable and non-assignable other than by will or the laws of succession.

3.	The RSU Plan enables the Board to grant awards of RSUs to Eligible Participants (an Eligible Participant who is granted RSUs pursuant to the RSU Plan is referred to as a “Participant”). RSUs are akin to “phantom stock” that tracks the value of the underlying Common Shares but does not entitle the Participant to the actual underlying Common Shares until such RSUs vest. Upon vesting, the RSUs are converted on a one-for-one basis into Common Shares. The Board, after considering the recommendation of the Compensation Committee, also has the discretion to stipulate the length of time for vesting and to determine various performance objectives based on certain business criteria as a pre-condition to an RSU vesting.

4.	RSUs shall be granted to Participants at no cost in consideration for past service or as a performance reward. Upon vesting of the RSUs and upon all the conditions of the grant of RSUs being satisfied, the Corporation shall issue Common Shares to the Participant. A Participant is not required to pay any fee to receive Common Shares upon vesting.

5.	Under the RSU Plan, the maximum number of Common Shares available for issuance upon the vesting of RSUs is 5% of the number of the issued and outstanding Common Shares at the time of grant. If any RSUs shall expire, cancel or terminate for any reason in accordance with the terms of the RSU Plan, or be vested or exercised, Common Shares subject thereto shall again be available for the purpose of the RSU Plan. The maximum number of shares issuable under all security-based compensation arrangements, including the RSU Plan and the Corporation’s amended and restated stock option plan (the “Stock Option Plan”), shall, in no circumstances, exceed 10% of the issued and outstanding Common Shares, and the maximum number of Common Shares issuable to any one Participant under all security-based compensation arrangements, shall not exceed 5% of the issued and outstanding Common Shares at the date of the grant.

6.	The following insider participation limits shall apply:

(a)	the number of Common Shares issuable to insiders, at any time, pursuant to the RSU Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis); and

(b)	the number of Common Shares issued to insiders, within a one-year period, pursuant to the RSU Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis).

7.	For the settlement of RSUs which are not subject to performance vesting conditions, each Participant who continues to be a Participant on a vesting date shall receive from the Corporation within five trading days following the vesting date (each, a “Payout Date”) either: (i) one Common Share for each such vested RSU; or (ii) a lump-sum cash amount equal to the number of such vested RSUs multiplied by the volume weighted average trading price for the Common Shares on the TSX for the five trading days on which the Common Shares traded (the “RSU Share Market Price”) immediately preceding the Payout Date, in both cases net of any applicable withholdings in a manner determined by the Corporation. Subject to the foregoing, the decision as to mode of payment shall be made by the Board in its sole discretion, and a payment of Common Shares or cash, as the case may be, shall not create any obligation for the Board to make a similar payment to any other Participant.

8.	RSUs subject to performance vesting conditions shall be settled as follows: following the end of a financial year, the “Settlement Date” shall be the date on which the Board approves the audited annual financial statements of the Corporation for such financial year. No later than 60 days after the Settlement Date, the Corporation shall pay to a Participant, provided that a termination, other than by reason of death or long-term disability, of such Participant has not occurred prior to the Settlement Date, for all RSUs held by such Participant which have vested at the end of such financial year, either: (i) one Common Share for each such vested RSU, or (ii) a lump-sum cash amount equal to the number of such vested RSUs multiplied by the RSU Share Market Price on the Settlement Date, in both cases net of any applicable withholdings in a manner determined by the Corporation. Subject to the foregoing, the decision as to mode of payment shall be made by the Board in its sole discretion, and a payment of Common Shares or cash, as the case may be, shall not create any obligation for the Board to make a similar payment to any other Participant.

9.	Upon the termination of a Participant’s employment or service with the Corporation (other than due to death or long-term disability), all RSUs held by such Participant, whether vested or not, shall lapse and be cancelled, unless otherwise determined by the Board, in its sole discretion. Any such cancellation shall be as of the date on which: (i) in the event such termination is at the initiative of the Corporation, the Participant is advised of such termination by the Corporation, with or without cause, or (ii) in the event such termination is at the initiative of the Participant, the Corporation is advised of such termination by the Participant, in both cases without taking into account any applicable notice period or severance payments made in lieu of such notice. Upon such cancellation of the RSUs, the Participant shall have no further rights with respect to such an award. In the event of a Participant’s death or long-term disability, all outstanding unvested RSUs of such Participant shall immediately vest.

10.	The Board may, subject to applicable legislation and regulatory requirements, amend certain provisions of the RSU Plan without shareholder approval. For example, the Board may make: (a) amendments of a “housekeeping” nature such as amending for the purpose of addressing any ambiguity, error or omission in the RSU Plan, or to correct or supplement any provision of the RSU Plan that is inconsistent with any other provision of the RSU Plan; (b) amendments necessary to comply with the provisions of applicable laws; (c) amendments necessary in order for RSUs to qualify for favourable treatment under applicable taxation laws; (d) amendments respecting administration of the RSU Plan; (e) amendments to the vesting provisions of the RSU Plan or any RSU; (f) amendments to defined terms in the RSU Plan; (g) amendments to the settlement provisions of the RSU Plan or relating to any RSU; (h) amendments necessary to suspend or terminate the RSU Plan; and (i) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

11.	Shareholder approval will be required for the following types of amendments: (a) amendments to the number of Common Shares issuable under the RSU Plan, including an increase to a maximum percentage or number of Common Shares; (b) any amendment which increases the number of RSUs that may be issued, or the number of Common Shares that may be issued or paid upon settlement of RSUs to a Participant who is an insider; and (c) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Stock Option Plan

The Stock Option Plan is intended to attract, retain and motivate key service providers of the Corporation and its subsidiaries. The Board may from time to time grant options to purchase Common Shares (“Options”) to employees, officers, directors and consultants of the Corporation, or any subsidiary thereof. The Options are not assignable or transferable. At no time shall the period during which an Option is exercisable exceed five years. In no circumstances shall the exercise price of the Options granted pursuant to the Stock Option Plan be lower than the Market Price (as defined herein) of the Common Shares at the date of the grant of the Options. The aggregate number of Common Shares that may be issued by the Corporation under the Stock Option Plan and the RSU Plan shall, in no circumstances, exceed 10% of the issued and outstanding Common Shares as at the date of grant of each Option. As at December 31, 2021, the Corporation had no issued and outstanding Options.

The Corporation’s annual “burn rate” for Options granted under the Stock Option Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding Common Shares (total number of Options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 0% in each of fiscal 2019, 2020 and 2021.

Set out below is a summary of the principal terms and conditions of the Stock Option Plan:

1.	The Stock Option Plan is administered by the Board. Subject to the terms of the Stock Option Plan, the Board may, inter alia, grant Options, determine the number of Common Shares covered by each Option, determine the exercise price of each Option, determine the time(s) when Options will be granted or exercisable, determine if the Common Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option, and prescribe the form of the instruments relating to the grant, exercise and other terms of the Options. In the event that no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Stock Option Plan, contain the following terms and conditions:

(a)	the term during which an Option shall be exercisable shall be 5 years from the date the Option is granted to the optionee; and

(b)	the optionee may exercise the Option at any time or times during the term of the Option.

2.	The Options granted under the Stock Option Plan are not assignable except to certain permitted assigns, including a spouse, trustee acting on behalf of the optionee or a holding entity. The Options may be exercised on a cumulative basis over the Option term, vesting according to the vesting schedule set out in the Option agreement pursuant to which the Options were granted. In the event that the expiry of an Option occurs during a blackout period imposed by management or the Board in accordance with the Corporation’s insider trading policy, the expiry date of such Option shall be deemed to be amended to that date which is ten business days following the end of such blackout period (the “Blackout Period Extension”).

3.	The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Stock Option Plan and under all other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares as at the date of grant of each Option under the Stock Option Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Stock Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Stock Option Plan.

4.	The exercise price of any Option shall be in no circumstances lower than the Market Price on the date of which the grant of the Option is approved by the Board. For clarity, the “Market Price” is defined in the Stock Option Plan as the closing sale price of the Common Shares on the TSX on the trading day prior to the applicable date.

5.	Any optionee may elect to effect a cashless exercise of any or all of such optionee’s right under an Option. In connection with any such cashless exercise, the optionee shall be entitled to receive, without any cash payment (other than the taxes required to be paid in connection with the exercise which must be paid by the optionee to the Corporation in cash at the time of exercise), such number of whole Common Shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

	x	=	[a (b – c)] b

where

	x	=	the number of whole Common Shares to be issued

	a	=	the number of Common Shares under Option

	b	=	the Market Price of the Common Shares on the date of the cashless exercise

	c	=	the Option Price (as defined in the Stock Option Plan) of the Option

In connection with any such cashless exercise, the full number of Common Shares issuable (item (a) in the formula) shall be considered to have been issued for the purposes of the reduction in the number of Common Shares which may be issued under the Stock Option Plan.

6.	No Options shall be granted to any optionee if the total number of Common Shares issuable to such optionee under the Stock Option Plan, together with any Common Shares issuable to such optionee under any other share compensation arrangement, would exceed 5% of the issued and outstanding Common Shares at the date of grant.

7.	No Options shall be granted to any optionee that is a non-employee director if such grant could result, at any time, in (i) the aggregate number of Common Shares issuable to non-employee directors under the Stock Option Plan, or any other security based compensation arrangement of the Corporation, exceeding 1% of the issued and outstanding Common Shares; or (ii) an annual grant per non-employee director exceeding a grant value of $100,000, which value shall be reasonably determined by the Board. Notwithstanding the foregoing, an initial grant of Options to a newly elected or appointed non-employee director is not subject to the foregoing limits if the Board, acting reasonably, determines that exceptional circumstances warrant such grant and adequate disclosure is made regarding thereof.

8.	The following insider participation limits shall apply:

(a)	the number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis); and

(b)	the number of Common Shares issued to insiders, within a one-year period, pursuant to the Stock Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis).

9.	Subject to certain sections of the Stock Option Plan and to any express resolution passed by the Board with respect to an Option, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such Option ceasing to be an Eligible Participant. However, if, before the expiry of an Option, an optionee ceases to be an Eligible Participant for any reason other than resignation or termination for “cause” of employment, or resignation or failure to be re-elected as a director or if the optionee dies (each being an “Event of Termination”), Options that are entitled to be exercised may generally be exercised until the earlier of (i) six months (or one year in the event of death) from the date of the applicable Event of Termination, or (ii) the expiry date of the Option (and, subject to the Board’s sole discretion, a further Option may be exercised to purchase up to the number of Common Shares that could otherwise have been purchased had the Event of Termination not occurred).

10.	Subject to applicable regulatory requirements and except as provided therein, the Board may, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the Stock Option Plan and may amend the terms and conditions of Options granted pursuant to the Stock Option Plan. Provided, however, that if the Board wishes to increase the maximum percentage or extend the term of the Option or reduce the exercise price of Options granted under the Stock Option Plan, shareholder approval will be required.

11.	Without limiting the generality of the foregoing, the Board may make the following amendments to the Stock Option Plan without obtaining shareholder approval: (a) amendments to the terms and conditions of the Stock Option Plan necessary to ensure that the Stock Option Plan complies with the applicable regulatory requirements; (b) amendments to the provisions of the Stock Option Plan respecting administration of the Stock Option Plan and eligibility for participation in the Stock Option Plan; (c) amendments to the provisions of the Stock Option Plan respecting the terms and conditions on which Options may be granted pursuant to the Stock Option Plan, including the provisions relating to the term of the Option and the vesting schedule; and (d) amendments to the Stock Option Plan that are of a “housekeeping” nature.

12.	However, the Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (a) an increase to the Stock Option Plan maximum or the number of securities issuable under the Stock Option Plan; (b) amendment provisions granting additional powers to the Board to amend the Stock Option Plan or entitlements thereunder; (c) an amendment to the exercise price of an Option (if such shareholder approval is required by the stock exchange on which the Common Shares are listed); (d) a reduction in the exercise price of an Option or cancellation and reissue of Options or other entitlements; (e) an extension to the term of Options (other than in connection with a Blackout Period Extension); (f) amendments to Eligible Participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; (g) any amendment which would permit Options granted under the Stock Option Plan to be transferable or assignable other than current permitted assigns and for normal estate settlement purposes; (h) changes to insider participation limits; and (i) amendments to the Stock Option Plan amendment provisions.

Termination and Change of Control Benefits of NEOs

Other than as described herein, the Corporation does not have any contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an NEO’s responsibilities.

1.	The Corporation entered into an Executive Agreement with Luis Marchese (the “Marchese Agreement”) effective as of June 1, 2020, as amended, providing for annual compensation of $425,085 (the “Marchese Base Salary”) (Mr. Marchese’s annual compensation in 2021 was $415,000) as CEO of the Corporation. The Marchese Agreement also provides for an annual discretionary bonus payment in any year of employment in an amount targeted at up to 100% of the Marchese Base Salary (prorated for the term of service in any partial year for which a bonus is payable), as well as an annual discretionary grant of RSUs targeted at $400,000 (prorated for the term of service in any partial year).

Period of Service	Termination Entitlements
3 months or less	25% of Marchese Base Salary
more than 3 months but less than 12 months	50% of Marchese Base Salary
12 months or more, but less than 24 months	Marchese Base Salary + Marchese Annual Bonus (calculated on the basis of the bonus paid to Mr. Marchese in the fiscal year prior to the termination date);
24 months or more

(A) Marchese Base Salary + Marchese Annual Bonus (calculated on the basis of the bonus paid to Mr. Marchese in the fiscal year prior to the termination date);

plus, for each fully completed year of service after the first 24 months:

(B) an additional 25% of Marchese Base Salary + 25% of the Marchese Annual Bonus (calculated on the basis of the bonus paid to Mr. Marchese in the fiscal year prior to the termination date);

with the combined amounts in subparagraph (A) and subparagraph (B) above capped once they reach 24 months of notice or pay in lieu and 24 months of bonus.

In the case of: (a) termination without cause within 12 months of a change of control; or (b) Mr. Marchese terminates the Marchese Agreement for Good Reason (as defined in the Marchese Agreement) within 12 months of a change of control, the Marchese Agreement provides for a severance equal to twice the Marchese Base Salary, twice the Marchese Annual Bonus (calculated on the basis of the bonus paid in the financial year prior to the termination date) and the immediate vesting of all then unvested RSUs granted to Mr. Marchese.

On February 23, 2021, Mr. Marchese and the Corporation entered into an amending agreement to clarify that in the event there is a termination entitlement which occurs prior to the date on which Mr. Marchese has been paid a bonus (or where such bonus for Mr. Marchese has been determined) in respect of a full financial year, the bonus entitlement upon termination shall refer to the target bonus of Mr. Marchese for the financial year prior to termination – calculated at 100% of such target. For certainty, the target bonus for Mr. Marchese for the financial year ended December 31, 2020 was $400,000.

2.	The Corporation entered into an Executive Agreement with Ed Guimaraes (the “Guimaraes Agreement”) dated November 9, 2014, as amended, providing for annual compensation of $391,283 (the “Guimaraes Base Salary”) (Mr. Guimaraes’ annual compensation in 2021 was $382,457) as CFO of the Corporation. The Corporation may terminate the Guimaraes Agreement without cause by paying 100% of the Guimaraes Base Salary to Mr. Guimaraes. Mr. Guimaraes is also entitled to receive any earned, but unpaid, discretionary bonus for the fiscal year prior to the termination date, if, any, to be paid at the same time as such amount is paid to other participants in the bonus plan. In the case of termination without cause within 12 months of a change of control, the Guimaraes Agreement provides for a severance equal to twice the Guimaraes Base Salary.

3.	On September 14, 2016, the Corporation entered into an Employment Agreement with Alonso Lujan (the “Lujan Agreement”), as amended, providing for annual compensation of $290,160 (the “Lujan Base Salary”) (Mr. Lujan’s annual compensation in 2021 was $279,436) as Vice President Exploration of the Corporation and General Manager of Dia Bras Mexicana (Mr. Lujan has since been promoted to Vice President, Exploration). The Corporation may terminate the Lujan Agreement without cause by paying 100% of the Lujan Base Salary to Mr. Lujan.

4.	The Corporation entered into an Employment Agreement with James Leon (the “Leon Agreement”) dated February 1, 2020, as amended, providing for annual compensation of $274,680 (Mr. Leon’s annual compensation in 2021 was $217,875) as Country Manager, Peru (Mr. Leon has since been promoted to Vice President, Operations). From August 1, 2017 until January 31, 2020, Mr. Leon was Operations Manager, Mexican operations of the Corporation.

5.	On June 15, 2017, the Corporation entered into an Employment Agreement with Americo Zuzunaga (the “Zuzunaga Agreement”), as amended, providing for annual compensation of $185,706 (the “Zuzunaga Base Salary”) as Vice President Corporate Planning of the Corporation. In 2021, Mr. Zuzunaga was promoted to Vice President Technical.

The following table provides the total value of severance, incremental payments, payables and any other termination benefits that would have been paid to each NEO, had employment been terminated on December 31, 2021 under various termination scenarios.

Name		Termination without Cause ($)	Change of Control ($)	Resignation or Retirement ($)	Termination with Cause ($)
Luis Marchese(2)	Salary Bonus Equity (RSUs) Other	415,000 260,841 120,345 -	830,000 521,682 120,345 -	- - - -	- - - -
Ed Guimaraes	Salary Bonus Equity (RSUs) (1) Other	382,457 265,455 231,614 -	764,914 - 231,614 -	- - - -	- - - -
Alonso Lujan	Salary Bonus Equity (RSUs) Other	279,436 - - -	- - - -	- - - -	- - - -
James Leon	Salary Bonus Equity (RSUs) Other	- - - -	- - - -	- - - -	- - - -
Americo Zuzunaga	Salary Bonus Equity (RSUs) Other	- - - -	- - - -	- - - -	- - - -

Notes:

(1)	The “Equity (RSUs)” value is calculated based on the closing market price of the Common Shares underlying the RSUs at the end of the most recently completed financial year, which was C$1.73 as at December 31, 2021.
(2)	Luis Marchese was appointed as CEO of the Corporation on June 1, 2020.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian average daily exchange rate of C$1.27 = US$1.00 at December 31, 2021.

Performance Graph

The following graph compares the total cumulative shareholder return over the past five fiscal years for $100 invested in Common Shares from January 1, 2017 to December 31, 2021 with the cumulative total return of the S&P / TSX Global Mining Index, assuming where relevant the reinvestment of dividends. The performance of the Common Shares set out below does not necessarily reflect future price performance.

	1-Jan-17	31-Dec-17	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-21
Sierra Metals Inc.	$100.00	$144.17	$117.48	$105.83	$204.37	$85.40
S&P/TSX Global Mining Index	$100.00	$117.42	$113.62	$142.29	$181.05	$193.58

Looking at the Corporation’s 5 year performance relative to the S&P/TSX Global Mining Index, Sierra Metals’ had a strong start, with a 44% increase in its total return by the end of 2017. The Corporation continued to work toward its expansion plans in 2018 and metal prices continued to gain strength. By 2019, US-China trade wars intensified, triggering concerns over an economic slowdown globally which in turn, dampened investor sentiment. Sierra’s share price reflected the market’s volatility with mid-year lows not seen for 2 years. In addition to the macro challenges felt across the sector, the Corporation finished the year having faced several operational obstacles, including permitting delays and a strike at the Yauricocha mine, higher than expected development costs at the Bolivar mine and a subsidence event at the Cusi mine. The Corporation finished off the year with increased production levels, having reached 8,450 TPD, a 25% increase over 2018 but the stock’s performance throughout the year was certainly indicative of the challenges the Corporation encountered. Still, the Corporation entered 2020 with a strong balance sheet and plans to continue into its next growth phase. However, as the COVID-19 crisis began to unfold in Q1, the Corporation would have to hold off on several projects, entering a period of austerity and as with the rest of the world, create new measures to weather the COVID-19 storm. Despite the impact of COVID-19 across the globe, 2020 was a positive year for the Corporation with 28.8 million tonnes of mineral resources added, completed preliminary economic assessments (PEAs) at all three mines, successful production completed within guidance and a new high grade silver discovery at its Cusi mine. The stock price in the latter half of 2020 as well as the spread relative to the S&P/TSX Global Mining Index is indicative of the market’s discovery of the stock. The Corporation entered 2021 with news that it was initiating a strategic review process, then its largest shareholder, Arias Resource Capital Fund LP, announced the winding-up and dissolution of the fund, which distributed back to its limited partners, an aggregate of 52,721,964 Common Shares. The stock experienced some downward pressure but rebounded well, maintaining its performance until just after the release of its Q2 results when the Corporation announced its revised annual guidance. While the continued strength in metal prices helped with revenue, ongoing COVID-19 restrictions impacted workforce availability, creating delays in mine development which then forced production to come from lower grade, higher tonnage areas to reach throughput targets. In addition, the strategic review process was extended to the beginning of Q4 before the results were relayed to the market. Investors grew frustrated with no insight into the process throughout the year, coupled by the operational challenges brought on by COVID 19, resulting in the stock’s steady decline for much of the fourth quarter.

As noted above, a number of factors and performance elements are taken into account when determining compensation for the NEOs, including the development and growth of the Corporation’s operations. Although total cumulative shareholder return is one performance measure reviewed, it is not a significant consideration in executive compensation deliberations. As a result, a direct correlation between total cumulative shareholder return over a given period and executive compensation levels is not anticipated.

Summary Compensation Table

The following table sets forth all direct and indirect compensation provided to the Corporation’s NEOs for the fiscal years ended December 31, 2021, 2020 and 2019:

					Non-equity incentive plan compensation ($)
Name and Position	Fiscal period	Salary ($)	Share- based awards ($) (4)(5)(6)	Option- based awards ($)	Annual (7)	Long term	Pension value ($)	Other annual compensation ($)		Total compensation ($)
Luis Marchese (1)	2021	415,000	485,678	Nil	23,374	Nil	N/A	149,245	(3)	1,073,297
CEO	2020	213,997	277,028	Nil	225,433	Nil	N/A	35,408	(3)	751,866
	2019	N/A	N/A	Nil	N/A	Nil	N/A	N/A		N/A
Ed Guimaraes (2)	2021	382,457	214,185	Nil	87,096	Nil	Nil	Nil		683,738
CFO	2020	368,363	306,363	Nil	265,455	Nil	Nil	Nil		940,451
	2019	360,698	41,436	Nil	124,482	Nil	Nil	Nil		526,616
Alonso Lujan	2021	279,436	69,682	Nil	51,658	Nil	Nil	Nil		400,776
Vice President Exploration of the Corporation and	2020	269,336	159,885	Nil	162,607	Nil	Nil	Nil		591,828
General Manager of Dia Bras Mexicana	2019	262,000	21,498	Nil	128,292	Nil	Nil	Nil		411,790
James Leon	2021	217,875	125,830	Nil	63,508	Nil	Nil	34,613	(3)(8)	441,826
Country Manager, Peru	2020	210,000	110,060	Nil	55,180	Nil	Nil	51,336	(8)	426,576
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A
Americo Zuzunaga,	2021	195,700	49,219	Nil	27,828	Nil	Nil	Nil		272,747
Vice President Technical	2020	188,600	50,519	Nil	67,367	Nil	Nil	Nil		306,486
	2019	179,600	27,660	Nil	55,620	Nil	Nil	Nil		262,880

Notes:

(1)	Luis Marchese was appointed as a director of the Corporation effective May 19, 2020, and as CEO of the Corporation on June 1, 2020.

(2)	Ed Guimaraes’ compensation is paid by the Corporation in Canadian dollars. The conversion from Canadian dollars to US dollars was made at the Bank of Canada average daily exchange rate of C$1.26 = US$1.00 for 2021, C$1.34 = US$1.00 for 2020, and C$1.33 = US$1.00 for 2019.

(3)	Other annual compensation includes $149,245 and $16,457 paid to Mr. Marchese and Mr, Leon, respectively, for the year 2021 as a result of the profit-sharing agreement within Sociedad Minera Corona S.A. (“Minera Corona”), the Corporation’s majority-owned Peruvian subsidiary (the Corporation owns approximately 82% of Minera Corona).

(4)	Amounts represent the grant date fair value of the RSUs awarded to the NEO, calculated in accordance with the Black-Scholes model, which the Corporation determined to be the most accurate measure of value, using the market price of the Common Shares as at the grant date.

(5)	Represents the aggregate of short-term incentive program RSUs (“STIP RSU”) and long-term incentive program RSUs (“LTIP RSU”). The STIP RSUs were granted as non-cash bonuses intended to further align the interests of senior management with shareholders. Each STIP RSU vests in full on January 31, 2023 (after the 2022 production year is finalized), subject to acceleration in the event such NEO is terminated without cause prior to January 31, 2023. The LTIP RSUs vest in tranches, such that 1/3 of the LTIP RSUs vest on each of March 31, 2023, March 31, 2024 and March 31, 2025. The below table sets out the allocation of STIP RSUs and LTIP RSUs for each of the NEOS:

Name	Number of STIP RSUs	Number of LTIP RSUs
Luis Marchese	214,046	346,691
Ed Guimaraes	78,747	167,539
Alonso Lujan	21,289	59,162
James Leon	47,267	98,010
Americo Zuzunaga	28,427	28,398

(6)	Share-based awards in the form of RSUs were granted on April 27, 2020 (for 2019 share-based compensation), March 31, 2021 (for 2020 share-based compensation) and May 13, 2022 (for 2021 share-based compensation). The value is calculated based on the closing market price of the securities underlying the RSUs on the date of grant, as follows:

(a)	April 27, 2020 grant of RSUs: C$1.11
(b)	March 31, 2021 grant of RSUs: C$3.95

(c)	May 13, 2022 grant of RSUs: C$1.10

*All amounts in this column are converted to US dollars using the Bank of Canada average daily exchange rate as of the applicable grant date: C$1.27 = US$1.00, C$1.34 = US$1.00 for 2020, and C$1.33 = US$1.00 for 2019.

(7)	Represents bonuses.

(8)	Other annual compensation for Mr. Leon includes $17,500 and $18,156 for the years 2020 and 2021, respectively, as compensation for years of service, as per the Leon Agreement and Peruvian legislation.

Incentive Plan Awards – Outstanding Share- and Option-Based Awards

The following table sets forth all awards outstanding under incentive plans of the Corporation as at December 31, 2021 for each of the NEOs:

	Option-Based Awards				Share-Based Awards
Named Executive Officer	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($) (1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Luis Marchese CEO	Nil	N/A	N/A	Nil	88,193	120,345	Nil
Ed Guimaraes CFO	Nil	N/A	N/A	Nil	169,734	231,614	Nil
Alonso Lujan Vice President Exploration of the Corporation and General Manager of Dia Bras Mexicana	Nil	N/A	N/A	Nil	100,956	137,761	Nil
James Leon Country Manager, Peru	Nil	N/A	N/A	Nil	35,038	47,812	Nil
Americo Zuzunaga Vice President Technical	Nil	N/A	N/A	Nil	56,144	76,612	Nil

Note:

(1)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs at the end of the most recently completed financial year, which was C$1.73 as at December 31, 2021.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian daily exchange rate of C$1.27 = US$1.00 at December 31, 2021.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the financial year ended December 31, 2021 for each of the NEOs:

Named Executive Officers	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year ($) (2)
Luis Marchese(1) CEO	Nil	Nil		172,619	(3)
Ed Guimaraes CFO	Nil	295,121	(1)	87,096
Alonso Lujan Vice President Exploration of the Corporation and General Manager of Dia Bras Mexicana (since December 31, 2021, Mr. Lujan has been promoted to VP, Exploration)	Nil	130,264	(1)	51,658
James Leon Country Manager, Peru (since December 31, 2021, Mr. Leon has been promoted to VP, Operations)	Nil	Nil		79,965	(3)
Americo Zuzunaga Vice President Corporate Planning	Nil	87,823	(1)	27,828

Notes:

(1)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs as at the date of vesting, which was C$3.95 on March 31, 2021.

(2)	Represents 2021 bonuses.

(3)	Includes amounts paid to Mr. Marchese and Mr. Leon, as applicable, as a result of the profit-sharing agreement within Minera Corona (see Note (3) under “Summary Compensation Table”).

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian average daily exchange rate of C$1.26 = US$1.00 for 2021.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the NEOs at, following, or in connection with, retirement. The Corporation does not have any form of deferred compensation plan.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for developing the directors’ compensation plan, which is approved by the Board. The objectives of the directors’ compensation plan are to compensate the directors in a manner that is cost effective for the Corporation and competitive with other comparable companies, and to align the interests of the directors with those of the shareholders.

Director Compensation Table

The following table sets forth all compensation provided to the directors of the Corporation during the most recently completed financial year, with the exception of Luis Marchese, who was an NEO and for whom the identical information is shown on the comparable table for NEOs set out above:

Director Name	Fees earned ($)		Share-based awards ($)		Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Jose Vizquerra	72,955	(1)	166,010	(2)	Nil	Nil	Nil	Nil	238,965
J. Alberto Arias (3)	28,981	(4)	Nil	(5)	Nil	Nil	Nil	Nil	28,981
Douglas Cater	72,955	(1)	99,606	(2)	Nil	Nil	Nil	Nil	172,561
Steven Dean	204,243	(6)	55,335	(2)	Nil	Nil	Nil	Nil	259,578
Dionisio Romero	72,955	(1)	99,606	(2)	Nil	Nil	Nil	Nil	172,561
Ricardo Arrarte (7)	28,981	(4)	Nil	(8)	Nil	Nil	Nil	Nil	28,981
Koko Yamamoto	72,955	(1)	99,606	(2)	Nil	Nil	Nil	Nil	172,561
Oscar Cabrera (9)	12,340		-		Nil	Nil	Nil	Nil	12,340
Carlos Santa Cruz (10)	12,340		-		Nil	Nil	Nil	Nil	12,340

Notes:

(1)	Includes $17,955 in fees paid as a member of the special committee formed in connection with the Strategic Process.

(2)	Share-based awards, in the form of RSUs, were granted on March 31, 2021. The value is calculated based on the closing market price of the Common Shares underlying the RSUs on the date of grant, which was C$3.95.

(3)	Mr. Arias resigned from the Board on July 19, 2021.

(4)	Representing fees paid directly to ARCM.

(5)	Mr. Arias was granted 52,850 RSUs in 2021 which were subsequently cancelled at the time of his resignation.

(6)	Representing consulting fees paid to Sirocco Advisory Services Ltd. and includes $39,243 in fees paid as chair of the special committee formed in connection with the Strategic Process.

(7)	Mr. Arrarte resigned from the Board on July 19, 2021.

(8)	Mr. Arrarte was granted 31,710 RSUs in 2021 which were subsequently cancelled at the time of his resignation.

(9)	Mr. Cabrera joined the Board on October 7, 2021.

(10)	Mr. Santa Cruz joined the Board on October 7, 2021.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian average daily exchange rate of C$1.26 = US$1.00 for 2021.

Director Incentive Plan Awards – Outstanding Share- and Option-Based Awards

The following table sets forth all directors’ share and Option-based awards outstanding as at December 31, 2021, with the exception of Luis Marchese, who was an NEO and for whom the identical information is shown on the comparable table for NEOs set out above:

	Option-Based Awards				Share-Based Awards
Director Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($) (1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jose Vizquerra	Nil	N/A	N/A	Nil	124,243	169,538	Nil
J. Alberto Arias(2)	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Douglas Cater	Nil	N/A	N/A	Nil	103,103	140,691	Nil
Steven Dean	Nil	N/A	N/A	Nil	57,278	78,160	Nil
Dionisio Romero	Nil	N/A	N/A	Nil	103,103	140,691	Nil
Koko Yamamoto	Nil	N/A	N/A	Nil	90,384	123,335	Nil
Ricardo Arrarte(3)	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Oscar Cabrera(4)	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Carlos Santa Cruz(5)	Nil	N/A	N/A	Nil	Nil	Nil	Nil

Notes:

(1)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs at the end of the most recently completed financial year, which was C$1.73 as at December 31, 2021.

(2)	Mr. Arias resigned from the Board on July 19, 2021. All of the 155,969 RSUs held by Mr. Arias were cancelled at the time of his resignation.

(3)	Mr. Arrarte resigned from the Board on July 19, 2021. All of the 97,038 RSUs held by Mr. Arrarte were cancelled at the time of his resignation.

(4)	Mr. Cabrera joined the Board on October 7, 2021.

(5)	Mr. Santa Cruz joined the Board on October 7, 2021.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian daily exchange rate of C$1.27 = US$1.00 at December 31, 2021.

Director Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all Option and share-based awards that vested during the financial year ended December 31, 2021 for each of the directors, with the exception of Luis Marchese, who was an NEO and for whom the identical information is shown on the comparable table for NEOs set out above:

Named Executive Officers	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year ($)
Jose Vizquerra	Nil	186,104	(1)	Nil
J. Alberto Arias (2)	Nil	235,929	(1)	Nil
Douglas Cater	Nil	186,104	(1)	Nil
Steven Dean	Nil	103,391	(1)	Nil
Dionisio Romero	Nil	186,104	(1)	Nil
Ricardo Arrarte (3)	Nil	130,645	(1)	Nil
Koko Yamamoto	Nil	109,570	(1)	Nil
Oscar Cabrera(4)	Nil	Nil		Nil
Carlos Santa Cruz(5)	Nil	Nil		Nil

Notes:

(1)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs as at the dates of vesting, being C$3.95 on March 31, 2021.

(2)	Mr. Arias resigned from the Board on July 19, 2021.

(3)	Mr. Arrarte resigned from the Board on July 19, 2021.

(4)	Mr. Cabrera joined the Board on October 7, 2021.

(5)	Mr. Santa Cruz joined the Board on October 7, 2021.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canada average daily exchange rate of C$1.26 = US$1.00 on March 31, 2021.

DSU Plan

The Corporation intends to establish a cash settled deferred share unit plan (the “DSU Plan”) for the non-executive directors of the Corporation. The purpose of the DSU Plan will be to advance the interests of the Corporation by: (i) providing additional incentives to eligible directors, as determined by the Board, by aligning their interests with those of the Corporation’s shareholders; and (ii) promoting the success of the Corporation’s business. There is no guarantee that the DSU Plan will be established by the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Corporation’s most recently completed financial year, December 31, 2021, with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (a)	Weighted average exercise price of outstanding Options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (RSU Plan)	1,045,831	N/A	7,125,576 (approximately 4.36% of the issued and outstanding Common Shares as at December 31, 2021) (1)
Equity compensation plans approved by security holders (Stock Option Plan)	Nil	N/A	15,296,984 (approximately 9.36% of the issued and outstanding Common Shares as at December 31, 2021) (2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,045,831	N/A	15,296,984 (9.36% of the issued and outstanding Common Shares as at December 31, 2021) (3)

Notes:

(1)	As at December 31, 2021, the maximum number of Common Shares issuable under the RSU Plan was 5% of the then issued and outstanding common shares, or 8,171,407. This number in the above table reflects the maximum number of RSUs available for issuance under the RSU Plan (after deducting 1,045,831 RSUs then outstanding, and subject to the Compensation Security Cap (as defined herein)).

(2)	The maximum number of Common Shares issuable under the Stock Option Plan and the RSU Plan combined will in no event exceed 10% of the issued and outstanding number of Common Shares (10% of the issued and outstanding number of Common Shares as at December 31, 2021 was 16,342,815) (the “Compensation Security Cap”). This number in the above table reflects the maximum number of Common Shares available for issuance under the Stock Option Plan (after deducting (i) nil Options outstanding as at December 31, 2021 and (ii) 1,045,831 RSUs outstanding under the RSU Plan as at December 31, 2021), subject to the Compensation Security Cap and assuming no further RSU issuances.

(3)	Calculated with reference to the Compensation Security Cap.

Please see “Executive Compensation – Executive Compensation Discussion and Analysis – How We Make Compensation Decisions – Elements of Total Compensation – Equity Incentives” for a description of the material features of the Stock Option Plan and the RSU Plan.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness outstanding of any current or former director, executive officer or employee of the Corporation or any of its subsidiaries which is owing to the Corporation or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise. No individual is, or at any time during the most recently completed financial year of the Corporation was, a director or executive officer of the Corporation, and no proposed nominee for election as a director of the Corporation, or any associate of any such director, executive officer or proposed nominee: (i) is or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries, or (ii) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 – Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, NI 58-101 prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

The following information regarding the Corporation’s corporate governance disclosure is given in accordance with NI 58-101.

Board of Directors

The Board consists of a majority of independent directors. The Board is currently comprised of nine (9) directors, seven (7) of whom are independent for the purposes of NI 58-101. Those independent directors are Jose Vizquerra, Douglas Cater, Koko Yamamoto, Dionisio Romero, Oscar Cabrera, Carlos Santa Cruz and Dawn Whittaker.

Luis Marchese is not independent as he is CEO of the Corporation. Steven Dean is not independent on account of certain consulting fees having been paid by the Corporation to a company controlled by Mr. Dean.

It is anticipated that following the Meeting, assuming the election of each of the nominees set out in this Circular, that the Board will be comprised of seven (7) directors, six (6) of whom will be independent for the purposes of NI 58-101. Those anticipated independent directors are Douglas Cater, Koko Yamamoto, Oscar Cabrera, Carlos Santa Cruz, Dawn Whittaker and Robert Neal.

The Chair of the Board, Jose Vizquerra, is an independent director.

As set out on the Board Mandate (as defined herein), the Chair of the Board shall chair Board meetings and be responsible for overseeing the performance by the Board of its duties, for setting the agenda of each Board meeting (in consultation with the CEO), for communicating periodically with committee chairs regarding the activities of their respective committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for ensuring the Board works as a cohesive team and providing the leadership essential to achieve that.

The Board has a written Board Mandate, the full text of which is set out in Schedule A to this Circular (the “Board Mandate”). The Board is responsible for the stewardship of the business and affairs of the Corporation and has a duty to act honestly and in good faith with a view to the best interests of the Corporation. The Board seeks to discharge this responsibility by delegating to senior management the responsibility for day to day management of the Corporation and acts directly and indirectly through its committees: CGN Committee; Compensation Committee; HSE&S Committee; and Audit Committee. The Board’s primary responsibilities include:

(a)	adopting a strategic planning process for the Corporation, which includes the annual review of a business plan and budget presented by senior management;

(b)	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems and management of these risks;

(c)	succession planning including the appointment, training and monitoring of senior management;

(d)	ensuring appropriate communications policies for communications with shareholders and others; and

(e)	maintaining the integrity of the Corporation’s internal control and management information systems.

Immediately following the Meeting, the Board Mandate will be amended to give effect to the Overboarding Amendment and Interlock Amendment (as such terms are defined herein) (see “Limits on Directorships” and “Board Interlocks”).

Directorships

The following directors are presently directors of other reporting issuers (or the equivalent):

Director	Issuer
Jose Vizquerra	Osisko Mining Inc. (TSX) O3 Mining Inc. (TSX-V)
Douglas Cater	Mayfair Gold Corp. (TSX-V)
Steven Dean	Artemis Gold Inc. (TSX-V) Oceanic Iron Ore Corp. (TSX-V) St. Barbara Limited (ASX)
Dionisio Romero	Pacifico Compañía de Seguros y Reaseguros S.A. (Lima Stock Exchange)
Alicorp S.A.A. (Lima Stock Exchange)
Inversiones Centenario S.A.A. (Lima Stock Exchange)
Hochschild Mining PLC (London Stock Exchange)
Koko Yamamoto	Largo Inc. (TSX)
Dawn Whittaker	Triple Flag Precious Metals Corp. (TSX)

Board Meetings

The attendance record of each director for all Board meetings held since January 1, 2021 as is follows:

Current Members of the Board as at May 16, 2022	Member Since January 1, 2021	Meetings Attended Since January 1, 2021
X	Jose Vizquerra	17 of 17 meetings
	J. Alberto Arias (1)	10 of 10 meetings
X	Douglas Cater	16 of 17 meetings
X	Steven Dean	16 of 17 meetings
X	Luis Marchese	17 of 17 meetings
X	Dionisio Romero	11 of 17 meetings
	Ricardo Arrarte (1)	10 of 10 meetings
X	Koko Yamamoto	17 of 17 meetings
X	Oscar Cabrera (2)	6 of 6 meetings
X	Carlos Santa Cruz (2)	6 of 6 meetings
X	Dawn Whittaker (3)	3 of 3 meetings

Notes:

(1)	J. Alberto Arias and Ricardo Arrarte resigned as directors of the Corporation on July 19, 2021.

(2)	Oscar Cabrera and Carlos Santa Cruz were appointed as directors of the Corporation on October 7, 2021.

(3)	Dawn Whittaker was appointed as a director of the Corporation on February 24, 2022.

The attendance record of each director member of the Audit Committee for meetings of that committee held since January 1, 2021 was as follows:

Current Members of the Audit Committee as at May 16, 2022	Member Since January 1, 2021	Meetings Attended Since January 1, 2021
X	Koko Yamamoto	6 of 6 meetings
X	Douglas Cater	6 of 6 meetings
	Jose Vizquerra (1)	4 of 4 meetings
X	Oscar Cabrera (1)	2 of 2 meetings

Note:

(1)	Jose Vizquerra was replaced on the Audit Committee by Oscar Cabrera on November 5, 2021.

The attendance record of each director member of the Corporate Governance Committee of the Board (prior to its merger with the Nomination Committee on August 5, 2021) for meetings of that committee held since January 1, 2021 was as follows:

Current Members of the Corporate Governance Committee as at May 16, 2022	Member Since January 1, 2021	Meetings Attended Since January 1, 2021
N/A	Steven Dean	1 of 1 meetings
N/A	Douglas Cater	1 of 1 meetings
N/A	Koko Yamamoto	1 of 1 meetings

The attendance record of each director member of the CGN Committee for meetings of that committee held since January 1, 2021 was as follows:

Current Members of the CGN Committee as at May 16, 2022	Member During 2020 Fiscal Year	Meetings Attended Since January 1, 2021
X	Steven Dean	4 of 4 meetings
X	Douglas Cater	4 of 4 meetings
	Koko Yamamoto(1)	3 of 3 meetings
X	Dawn Whittaker(1)	1 of 1 meetings

Note:

(1)	Koko Yamamoto was replaced on the CGN Committee by Dawn Whittaker on March 11, 2022.

The attendance record of each director member of the HSE&S Committee for meetings of that committee held since January 1, 2021 was as follows:

Current Members of the HSE&S Committee as at May 16, 2022	Member During 2021 Year	Meetings Attended Since January 1, 2021
	Ricardo Arrarte(1)	2 of 2 meetings
X	Douglas Cater	6 of 6 meetings
X	Luis Marchese	6 of 6 meetings
	Dionisio Romero(3)	3 of 3 meetings
X	Carlos Santa Cruz(2)	2 of 2 meetings
X	Dawn Whittaker(3)	1 of 1 meetings

Notes:

(1)	Ricardo Arrarte resigned as a director of the Corporation on July 19, 2021.

(2)	Carlos Santa Cruz was appointed to the HSE&S Committee on November 5, 2021.

(3)	Dionisio Romero was replaced on the HSE&S Committee by Dawn Whittaker on March 11, 2022.

The attendance record of each director member of the Compensation Committee for meetings of that committee held since January 1, 2021 was as follows:

Current Members of the Compensation Committee as at May 16, 2022	Member During 2021 Year	Meetings Attended Since January 1, 2021
	J. Alberto Arias(1)	1 of 1 meetings
X	Steven Dean	3 of 3 meetings
X	Jose Vizquerra	3 of 3 meetings
X	Koko Yamamoto(1)	2 of 2 meetings

Note:

(1)	J. Alberto Arias resigned as a director of the Corporation on July 19, 2021. Following Mr. Arias’ resignation, Koko Yamamoto was appointed to the Compensation Committee on August 5, 2021.

Other proceedings of the directors and Board committees were effected by written consent resolutions signed by all of the directors or Board committee members, as applicable.

The independent directors do not, at this time, hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are independent directors. However, where deemed necessary by the independent directors, the independent directors hold in-camera sessions exclusive of non-independent directors and members of management, which process facilitates open and candid discussion among the independent directors. In addition, independent directors meet with each other informally or by phone to discuss specific Corporation initiatives.

Board Adviser

Mr. Alberto Beeck served as an adviser to the Board since December 20, 2017, pursuant to a certain adviser agreement dated December 20, 2017 (the “Adviser Agreement”). Pursuant to the terms of the Adviser Agreement, Mr. Beeck had the right to attend all meetings of the Board strictly in a non-voting, advisory capacity without an active role in any Board meeting such as by moving any motion, voting on any matter or actively seeking to influence the actions of the Board. Mr. Beeck stepped down as an adviser to the Board on November 5, 2021.

In is anticipated that following the Meeting, each of Steven Dean and Jose Vizquerra will enter into Board advisory agreements, the terms of which will be determined by the Board and each of Messrs. Dean and Vizquerra.

Position Descriptions

The Board has not adopted written position descriptions for the Chair of the Board or the Chair of each Board committee, on the basis that the role of the Chair of the Board, Jose Vizquerra, and the role of the Chair of each Committee, is well understood by all of the directors. The Board also has not adopted a written position description for the CEO on the basis that such role and responsibilities are set out in the CEO’s employment agreement and are well understood by both the CEO and the other directors. Additionally, the responsibilities of the Chair of the Board are set out in the Board Mandate.

Orientation and Continuing Education

The Board does not have a formal orientation and education program for new directors. New Board members are invited to visit the sites of the Corporation’s operations in order to enhance their understanding of the Corporation. In addition, management ensures that new Board members receive the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation will be necessary and relevant to each new director.

Equity Ownership Policy

The Board intends to adopt an equity ownership policy (the “Ownership Policy”) as the Board believes it is in the best interest of the Corporation and its shareholders to align the financial interests of the Corporation’s non-executive directors with those of shareholders. Upon the Ownership Policy coming into effect, it is intended that non-executive directors will be expected to hold Common Shares valued at least three times such non-executive director’s annual base retainer within five years of being subject to the Ownership Policy. Under the Ownership Policy, it is intended that the following may be used in determining share ownership:

•	Common Shares owned directly (including through open market purchases or acquired and held upon vesting of Corporation equity awards);

•	Common Shares owned jointly or separately by the individual’s spouse;

•	Common Shares held by a corporate entity whereby all of the securities of such entity are owned, controlled and directed by the non-executive director and/or the non-executive director’s spouse;

•	Common Shares held in trust for the benefit of the non-executive director, the non-executive director’s spouse and/or children;

•	RSUs (whether vested or not vested); and

•	Deferred share units (as defined herein).

Unexercised Options (as defined herein) (whether vested or not vested) do not count toward meeting these guidelines.

There is no guarantee that the Ownership Policy will be adopted by the Board on the terms set out herein or at all.

Limits on Directorships

The Corporation recognizes that the Board can benefit when a director also serves on the board of another company. However, as directors are expected to devote the time necessary to fulfil their responsibilities, a director’s acceptance of additional positions as a director are subject to the Board’s review. Effective as of immediately following the Meeting, the Board Mandate will be amended such that non-executive directors will be limited to serve on up to four public company boards (in addition to the Board), and the CEO will be limited to serve on the board of not more than one other public company (the “Overboarding Amendments”). Upon the Overboarding Amendments coming into effect, a director will be allowed to temporarily exceed the above limits if they have stated his or her intention to resign or not stand for re-election as a director at each other company that is over the limit, such that the director shall be in compliance with the above limits by no later than the next annual meeting or meetings of each applicable other public company.

Board Interlocks

Effective as of immediately following the Meeting, the Board Mandate will be amended such that it will not allow for more than two board interlocks at any given time (the “Interlock Amendment”). A “board interlock” is a circumstance where two or more directors serve on the board of directors of another publicly traded company. Upon the Interlock Amendment coming into effect, directors: (a) may not accept an invitation to join the board of another publicly traded company, and new candidates for service on the Board will not be invited to join the Board, if it would result in there being more than two board interlocks (or would increase the number of directors involved in the same board interlock), in each case unless approved by the Board; and (b) will be required to notify the chair of the Board and the chair of the CGN Committee of any opportunity to join another board prior to accepting any invitation to join another board.

The Corporation currently has no board interlocks.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Accordingly, the Board has adopted a Code of Business Conduct & Ethics (the “Code”) to assist all employees, officers, directors, agents and contractors of the Corporation to maintain the highest standards of ethical conduct in corporate affairs. The Board expects its directors, officers and employees to act ethically at all times and to acknowledge their adherence to the policies comprising the Code. Any material issues regarding compliance with the Code is brought forward by management at either the Board or appropriate Board committee meetings, or are referred to the senior executive officers of the Corporation, as may be appropriate in the circumstances.

The Board and/or appropriate committee or senior executive officers determine what remedial steps, if any, are required. Any waivers from the Code that are granted for the benefit of a director or executive officer may be granted only by the Board. No waiver has ever been granted under the Code.

Each director of the Corporation must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

A copy of the Code of Business Conduct & Ethics is available on the Corporation’s website at www.sierrametals.com.

CGN Committee

The CGN Committee is currently comprised of three Board members: Steven Dean (Chair), Douglas Cater and Dawn Whittaker, the majority of whom are independent directors. As a consequence of certain consulting fees having been paid by the Corporation to a company controlled by Steven Dean, Mr. Dean may be considered to be non-independent. Notwithstanding this, the Board does not consider Mr. Dean’s ability to perform his duties as a member of the CGN Committee to be impaired and determined that the CGN Committee was able to carry out an objective process for determining potential Board nominees.

The overall purpose of the CGN Committee is to:

(a)	assist the Board in maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Corporation, including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and the committees of the Board, and developing, implementing and monitoring good corporate governance policies and practices; and

(b)	assist the Board in establishing the process for identifying, recruiting and/or providing ongoing development for directors and senior management of the Corporation. The CGN Committee considers the size of the Board each year when it determines the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number of directors required to carry out the Board’s duties effectively and to maintain a diversity of view and experience. In that regard, the CGN Committee considers what competencies and skills the directors as a group should possess and what competencies and skills each existing director possesses in connection with the nomination or appointment of individuals as director of the Corporation.

Compensation Committee

The Compensation Committee is currently comprised of three Board members: Steven Dean (Chair), Jose Vizquerra and Koko Yamamoto, the majority of whom are independent directors (see “Executive Compensation – Composition of the Compensation Committee”).

The overall purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in relation to compensation by developing, monitoring and assessing the Corporation’s approach to the compensation of its directors, senior management and employees. For more detailed information regarding the Compensation Committee and its responsibilities, please see the section entitled “Executive Compensation - Executive Compensation Discussion and Analysis”, above.

HSE&S Committee

The HSE&S Committee is currently comprised of four Board members: Douglas Cater (Chair), Luis Marchese, Carlos Santa Cruz and Dawn Whittaker, the majority of whom are independent directors.

The overall purpose of the HSE&S Committee is to assist the Board in its oversight responsibilities relating to the Corporation’s establishment of health, safety and environmental policies for its mining operations and to review their appropriateness on an ongoing basis to reflect the Corporation’s commitment to the health and safety of workers at its sites; and the Corporation’s commitment to environmental stewardship, public responsibility, social progress and economic growth. The HSE&S Committee also is charged with the responsibility for reviewing the technical aspects of the Corporation’s exploration, development, permitting, construction and mining programs and, in the HSE&S Committee’s discretion, make recommendations to the Board for consideration.

Audit Committee

The Audit Committee is currently comprised of three Board members: Koko Yamamoto (Chair), Douglas Cater and Oscar Cabrera, all of whom are independent directors.

All members of the Audit Committee meet the financial literacy requirements of National Instrument 52-110 – Audit Committees (“NI 52-110”).

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on an exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.2 of NI 52-110 (Initial Public Offerings), Section 3.3(2) of NI 52-110 (Controlled Companies), Section 3.4 of NI 52-110 (Events Outside Control of Member), Section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member) or Section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions), or on Section 3.8 of NI 52-110 (Acquisition of Financial Literacy).

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

(a)	overseeing the integrity of the Corporation’s financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or to the public;

(b)	recommending the appointment and reviewing and appraising the audit efforts of the Corporation’s external auditors, overseeing the external auditors’ qualifications and independence and providing an open avenue of communication among the external auditors, the Corporation’s financial and senior management and the Board; and

(c)	monitoring the Corporation’s financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

For further information regarding the Audit Committee, please see “Audit Committee Information” (the “AIF Audit Committee Disclosure”) in the Corporation’s Annual Information Form for its financial year ended December 31, 2021 (the “AIF”). The AIF Audit Committee Disclosure is incorporated by reference into, and forms an integral part of, this Circular. The AIF is available on SEDAR at www.sedar.com. The Corporation will, upon request at 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Attention: Corporate Secretary, promptly provide a copy of the AIF free of charge to any securityholder of the Corporation.

Other Board Committees

The Board does not have any standing committees other than those disclosed above.

Assessments

The role of the Chair of the Board, in consultation with the independent directors, includes overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board. To date, given the frequency at which its meetings are held, the Board has not found it necessary to institute any formal process in order to satisfy itself that the Board, its committees and its individual directors are performing effectively.

Director Term Limited and Other Mechanisms of Term Renewal

The Corporation has not adopted director term limits for directors on the Board, as it may arbitrarily require the premature retirement of skilled and valuable directors. The Board believes that it can achieve the desired goal of Board renewal through its current processes of annually reviewing the appropriate experience, skills and characteristics of the existing and any proposed directors, with regard to the appropriate size of the Board and diversity, gender, age, expertise and experience (industry, professional and public service), on the recommendation of the Nomination Committee. The Chair, along with the independent directors, has been tasked with overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board.

Representation of Women on Board and Executive Officer Positions

The following is a summary of the Corporation’s approach to the representation of women on the Board and in executive officer positions as required by NI 58-101 and as guided by CSA Multilateral Staff Notice 58-309 – Staff Review of Women on Boards and in Executive Officer Positions – Compliance with NI 58-101 Disclosure of Corporate Governance Practices.

The Board does not have a written policy on the identification and nomination of female candidates for the Board or for appointment of officers, nor does it have a target for the number of women in these roles.

Of the Corporation’s current directors, two (representing 22.2%) are women.

The Board will consider the level of female representation when determining candidates for nomination to the Board. However, the Board does not believe that specific targets or quotas for female candidates are necessary or practical as it strives to ensure that Board members, regardless of gender, possess the appropriate talents, skills, character and experience, including financial and risk management experience to oversee the Corporation’s business.

Currently, none (0%) of the members of the Corporation’s senior management team are female. Assessments of candidates for executive and senior management positions include education, experience and qualifications to seek the most qualified individuals, regardless of gender. However, consistent with past practice, the Board will continue to consider diversification, including female representation, as it reviews future Board and management changes.

Diversity Matters and Representation of Designated Groups

The Corporation has not adopted a written policy or targets relating to the identification and nomination of directors or members of senior management that are women, aboriginal peoples (First Nations, Inuit and Metis), persons with disabilities or members of visible minorities (collectively, “Designated Groups”). The Board and Nomination Committee generally identify, evaluate and recommend candidates to become members of the Board or members of senior management with the goal of creating a Board and members of senior management team that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The Board does not have a written policy on the identification and nomination of female candidates for the Board or for appointment of officers, nor does it have a target for the number of women in these roles.

The composition of the Board and senior management is primarily a question of experience and expertise brought by each individual. The Board and Nomination Committee, when searching for candidates, also take diversity into account. Although the Board and Nomination Committee do not have a formal diversity policy, they consider diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background. The Board and Nomination Committee considers all factors they deem relevant in the process of identifying, evaluating, and recommending candidates for the Board and senior management and does not have a formal requirement to consider the level of representation of individuals from Designated Groups.

Of the Corporation’s current directors, two (representing 22.2%) are women and six (representing 66.7%) identify as being an Indigenous person, disabled or a member of a visible minority. Of the Corporation’s current members of senior management, none (0%) are women and eight (representing 88.9%) identify as being an Indigenous person, disabled or a member of a visible minority.

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc., at 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1, is the registrar and transfer agent for the Common Shares.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

In accordance with the Canada Business Corporations Act, which governs the Corporation, shareholder proposals must be received by February 19, 2023 to be considered for inclusion in the proxy statement and the form of proxy for the 2023 annual meeting of shareholders.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Financial information relating to the Corporation is provided in the Financial Statements and the related management’s discussion and analysis (the “MD&A”). Shareholders who wish to obtain a copy of the Financial Statements and MD&A of the Corporation may contact the Corporation as follows:

By phone:	416-366-7777
By e-mail:	info@sierrametals.com

By mail:	SIERRA METALS INC.
161 Bay Street, Suite 4260
Toronto, Ontario, M5J 2S1

BOARD APPROVAL

The Board has approved the content and distribution of this Circular.

BY ORDER OF THE BOARD

(signed) Jose Vizquerra
Jose Vizquerra Chair of the Board May 16, 2022

SCHEDULE A

BOARD MANDATE

It is the responsibility of the Board of Directors (the “Board”) of Sierra Metals Inc. (the “Company”) to oversee the management of the business and affairs of the Company. The management of the day-to-day operations of the Company is delegated to the Chief Executive Officer (“CEO”) and the other senior executives of the Company (collectively, “Management”) under the stewardship of the Board.

In carrying out its duties, Board members shall: (1) provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) act honestly and in good faith with a view to the best interests of the Company; and (3) exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Chairman, Composition and Quorum

The Board shall be comprised of a minimum of one member and a maximum of 15 members, the majority of which shall be, in the determination of the Board, “independent” for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices. Each Board member shall satisfy the independence and experience requirements, if any, imposed by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

The Chairman of the Board shall be elected by vote of a majority of the full Board, on the recommendation of the Nomination Committee. The Chairman of the Board, with the assistance of the Lead Director (who shall be an independent director), if any, shall chair Board meetings and be responsible for overseeing the performance by the Board of its duties, for setting the agenda of each Board meeting (in consultation with the CEO), for communicating periodically with committee chairs regarding the activities of their respective committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for ensuring the Board works as a cohesive team and providing the leadership essential to achieve that.

Meetings

Meetings will be scheduled to facilitate the Board carrying out its responsibilities. Additional meetings will be held as deemed necessary by the Chairman of the Board. The time and place of the meetings, the calling of the meetings and the procedure of all things at such meetings shall be determined by the Board in accordance with the Company’s articles, by-laws and applicable laws. The independent directors of the Board shall hold regularly scheduled meetings at which non- independent directors and Management are not in attendance. Any director of the Company may request the Chairman of the Board to call a meeting of the Board.

Meetings of the Board shall be validly constituted if a majority of the members of the Board is present in person or by tele- or video-conference. A resolution in writing signed by all members of the Board entitled to vote on that resolution at a meeting of the Board is as valid as if it had been passed at a meeting of the Board duly called and held.

To fulfil its responsibilities and duties, the Board shall be responsible for, amongst other things, the following:

Providing Guidance, Direction and Governance

•	Ensuring that professional, technical, financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;
•	Ensuring that professional, technical, financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;

•	Providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;
•	Providing guidance and direction to Management in pursuit of the Company’s goals and strategic plans;
•	Setting the tone for a culture of integrity and sound business decisions throughout the Company.

Appointing and Evaluating Management, Compensation and Succession Planning

•	Selecting, setting goals for, monitoring the performance and competence of, and planning for the succession of the CEO;
•	Ensuring that appropriate succession planning, training and monitoring is in place for Management generally;
•	Approving the corporate objectives which form the basis for Management’s incentive compensation;
•	With the advice of the Compensation Committee, approving the compensation of the Management team and approving an appropriate compensation program for the Company’s personnel.

Strategic Planning

•	Adopting and implementing a strategic planning process which takes into account, amongst other things, the opportunities and risks of the business;
•	Assessing the principal risks of the Company’s business and ensuring the implementation of appropriate systems to identify and manage those risks.

Ethics and Social Responsibility

•	Satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create and maintain a culture of integrity throughout the Company;
•	Approving the Company’s Code of Business Conduct and Ethics (the “Code”) and monitoring compliance with the Code and the resolution of complaints related to the Code;
•	Approving the Company’s major policies and practices relating to social responsibility.

Disclosure and Financial Reporting

•	Approving annual and quarterly reports, including the financial statements and related regulatory filings of the Company prior to their filing with applicable regulatory agencies and their release to the public;
•	Adopting a Disclosure of Information Policy for the Company and monitoring its implementation;
•	Overseeing the policies and procedures implemented by Management to ensure the integrity of the Company’s internal controls, financial reporting and Management information systems;
•	Ensuring that mechanisms are in place for the Board to receive feedback from stakeholders.

Governance

•	Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;
•	Monitoring the composition of the Board and identifying the competencies and skills required by the Board as a whole;
•	Meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;
•	Adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Company for all directors;

•	Establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those pertaining to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise;

•	Determining whether or not individual directors meet the requirements for independence set out in the rules of the stock exchange and securities regulatory authorities to which the Company is subject, and making such disclosures as are required with respect to that determination.

In carrying out its responsibilities, the Board will conform to the following policies:

Decisions Requiring Board Approval

The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate. The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in the Company’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Company.

Measures for Receiving Feedback from Security Holders

The Company has an investor relations department which is responsible for communications with investors. Investors have the opportunity to provide feedback to the Company via the investor relations group through email at the Company’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, the Company regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate department in the Company for their response. Investor feedback is evaluated by the Vice-President of Investor Relations and summarized for Management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts’ reports on the Company are reported to the Board.

Expectations of Management

The day-to-day management of the Company and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain the Company’s operations efficiently and safely. The Board has adopted a Code of Business Conduct and Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Company’s business.

Director Orientation and Education

The Board will ensure that all new directors receive a comprehensive orientation. New directors will be provided with a copy of the Company’s key policies, codes and mandates. The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Company’s operations, business and key issues.

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